As filed with the Securities and Exchange Commission on December 23, 1996
                                                              File No.811-08017
                                                              File No._______

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-4
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ( X )
                         Pre-effective Amendment No.   ( )
                         Post-effective Amendment No.  ( )
                                     and/or
             REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT
                                  OF 1940 ( X )
                        Pre-effective Amendment No._____ ( )
                        Post-effective Amendment No.____ ( )
                        (Check appropriate box or boxes)
                         _____________________________

           ANNUITY INVESTORS[REGISTERED TRADEMARK] VARIABLE ACCOUNT B
                           (Exact Name of Registrant)

         ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]
                               (Name of Depositor)
                                  P.O. Box 5423
                           Cincinnati, Ohio 45201-5423
         (Address of Depositor's Principal Executive Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code:
                                 (800) 789-6771
________________________________________________________________________________

                             Mark F. Muething, Esq.
              Senior Vice President, Secretary and General Counsel
                    Annuity Investors Life Insurance Company
                                  P.O. Box 5423
                           Cincinnati, Ohio 45201-5423
                     (Name and Address of Agent for Service)

                                    Copy to:

                           Catherine S. Bardsley, Esq.
                           Kirkpatrick & Lockhart LLP
                         1800 Massachusetts Avenue, N.W.
                                  Second Floor
                           Washington, D.C. 20036-1800
________________________________________________________________________________

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

                   DECLARATION REQUIRED BY RULE 24f-2 (a) (1)

        Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite number of its securities is being registered under the Securities Act of 1933.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              CROSS REFERENCE SHEET
                              Pursuant to Rule 495


                    Showing Location in Part A (Prospectus),
             Part B (Statement of Additional Information) and Part C
           of Registration Statement Information Required by Form N-4



                                     PART A


        ITEM OF FORM N-4                           PROSPECTUS CAPTION
        ----------------                           ------------------


 1.    Cover Page........................................  Cover Page


 2.    Definitions.......................................  Definitions


 3.    Synopsis..........................................  Highlights


 4.    Condensed Financial Information

       (a)     Accumulation Unit Values..................  Not Applicable

       (b)     Performance Data..........................  Not Applicable

       (c)     Financial Statements......................  Financial Statements for the Company


 5.    General Description of Registrant, Depositor and
       Portfolio Companies

       (a)     Depositor.................................  Annuity Investors Life Insurance
                                                           Company[REGISTERED TRADEMARK]

       (b)     Registrant................................  The Separate Account

       (c)     Portfolio Company.........................  The Funds

       (d)     Fund Prospectus...........................  The Funds

       (e)     Voting Rights.............................  Voting Rights


6.     Deductions and Expenses

       (a)     General...................................  Charges and Deductions

       (b)     Sales Load %..............................  Contingent Deferred Sales Charge

       (c)     Special Purchase Plan.....................  Contingent Deferred Sales Charge

       (d)     Commissions...............................  Distribution of the Contract

       (e)     Fund Expenses.............................  The Funds

       (f)     Operating Expenses........................  Summary of Expenses


7.     Contracts

       (a)     Persons with Rights.......................  The Contract; Surrenders; Contract Loans;
                                                           Death Benefit; Voting Rights








       (b) (i) Allocation of Premium  Payments...........  Purchase Payments

          (ii) Transfers.................................  Transfers

         (iii) Exchanges.................................  Additions, Deletions or Substitutions

       (c)     Changes...................................  Not Applicable

       (d)     Inquiries.................................  Contacting the Company


8.     Annuity Period....................................  Settlement Options


9.     Death Benefit.....................................  Death Benefit


10.    Purchases and Contract Values

       (a)     Purchases.................................  Purchase Payments

       (b)     Valuation.................................  Fixed Account Value; Variable Account Value

       (c)     Daily Calculation.........................  Accumulation Unit Value; Net Investment
                                                           Factor

       (d)     Underwriter...............................  Distribution of the Contract


11.    Redemptions

       (a)     By Owner..................................  Surrender Value; Systematic Withdrawal Option

               By Annuitant..............................  Not Applicable

       (b)     Texas ORP.................................  Texas Optional Retirement Program

       (c)     Check Delay...............................  Suspension or Delay in Payment of Surrender
                                                           Value

       (d)     Free Look.................................  Right to Cancel


12.    Taxes.............................................  Federal Tax Matters


13.    Legal Proceedings.................................  Legal Proceedings


14.    Table of Contents for the Statement of Additional
       Information.......................................  Statement of Additional Information




                                              PART B


                                                           STATEMENT OF ADDITIONAL
       ITEM OF FORM N-4                                    INFORMATION CAPTION

15.    Cover Page........................................  Cover Page


16.    Table of Contents.................................  Table of Contents









17.    General Information and History..................   General Information and History


18.    Services

       (a)     Fees and Expenses of Registrant...........  (Prospectus) Summary of Expenses

       (b)     Management Contracts......................  Not Applicable

       (c)     Custodian.................................  Not Applicable

               Independent Auditors......................  Experts

       (d)     Assets of Registrant......................  Not Applicable

       (e)     Affiliated Person.........................  Not Applicable

       (f)     Principal Underwriter.....................  Not Applicable


19.    Purchase of Securities Being Offered..............  (Prospectus) Distribution of the Contract

       Offering Sales Load...............................  (Prospectus) Contingent Deferred Sales Charge


20.    Underwriters......................................  Distribution of the Contract


21.    Calculation of Performance Data

       (a)     Money Market Funded Sub-Accounts..........  Money Market Sub-Account Standardized Yield
                                                           Calculation

       (b)     Other Sub-Accounts........................  Other Sub-Account Standardized Yield
                                                           Calculations


22.    Annuity Payments..................................  (Prospectus) Fixed Dollar Annuity Benefit;
                                                           Variable Dollar Annuity Benefit


23.    Financial Statements..............................  Financial Statements




                           PART C - OTHER INFORMATION
                           --------------------------



       ITEM OF FORM N-4                                    PART C CAPTION
       ----------------                                    --------------

24.    Financial Statements and Exhibits

               (a)    Financial Statements................ Financial Statements

               (b)    Exhibits............................ Exhibits


25.    Directors and Officers of the Depositor............ Directors and Officers of Annuity Investors Life
                                                           Insurance Company[REGISTERED TRADEMARK]


26.    Persons Controlled By or Under Common               Persons Controlled By Or Under Common
       Control With the Registrant........................ Control With the Depositor or Registrant









27.    Number of Owners..................................  Number of Owners


28.    Indemnification...................................  Indemnification


29.    Principal Underwriters............................  Principal Underwriter


30.    Location of Accounts and Records..................  Location of Accounts and Records

31.    Management Services...............................  Management Services


32.    Undertakings......................................  Undertakings


       Signature Page....................................  Signature Page


                SUBJECT TO COMPLETION: DATED _____________, 1997

           ANNUITY INVESTORS[REGISTERED TRADEMARK] VARIABLE ACCOUNT B
                                       OF
         ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]
                                   PROSPECTUS
                                       FOR
                            THE COMMODORE NAVIGATOR[SERVICEMARK]
                  INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY
                                    ISSUED BY
                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
           P.O. BOX 5423, CINCINNATI, OHIO 45201-5423, (800) 789-6771


This Prospectus describes The Commodore Navigator Individual Flexible Premium Deferred Annuity Contract (the "Contract") issued by Annuity Investors Life Insurance Company (the "Company").

The Commodore Navigator is available in connection with arrangements that qualify for favorable tax treatment ("Qualified Contract(s)") under sections 401, 403 and 408 of the Internal Revenue Code of 1986, as amended (the "Code"), and for non-tax-qualified annuity purchases ("Non-Qualified Contract(s)"), including Contracts purchased by an employer in connection with a Code Section 457 or non-qualified deferred compensation plan.

The Contract provides for the accumulation of an Account Value on a fixed or variable basis, or a combination of both. The Contract also provides for the payment of periodic annuity payments on a fixed or variable basis, or a combination of both. If the variable basis is chosen, Annuity values will be held in Annuity Investors Variable Account B (the "Separate Account") and will vary according to the investment performance of the mutual funds in which the Sub-Accounts of the Separate Account invest. If the fixed basis is chosen, periodic annuity payments from the Company's general account will be fixed and will not vary.

The Separate Account is divided into Sub-Accounts. Each Sub-Account uses its assets to purchase, at their net asset value, shares of a designated registered investment company or portfolio thereof (each, a "Fund"). The Funds available for investment in the Separate Account under the Contract are as follows: (1) Janus Aspen Series Aggressive Growth Portfolio; (2) Janus Aspen Series Worldwide Growth Portfolio; (3) Janus Aspen Series Balanced Portfolio; (4) Janus Aspen Series Growth Portfolio; (5) Janus Aspen Series International Growth Portfolio;
(6) Dreyfus Variable Investment Fund-Capital Appreciation Portfolio; (7) Dreyfus Variable Investment Fund-Money Market Portfolio; (8) Dreyfus Variable Investment Fund-Growth and Income Portfolio; (9) Dreyfus Variable Investment Fund-Small Cap Portfolio; (10) The Dreyfus Socially Responsible Growth Fund, Inc.; (11) Dreyfus Stock Index Fund; (12) Strong Special Fund II; (13) Strong Growth Fund II; (14) INVESCO VIF-Industrial Income Fund; (15) INVESCO VIF-Total Return Fund; (16) INVESCO VIF-High Yield Fund; (17) Neuberger & Berman Advisers Management Trust Partners Portfolio; (18) Neuberger & Berman Advisers Management Trust small cap value portfolio; (19) Morgan Stanley Universal Funds, Inc. U.S. Real Estate Portfolio; (20) Morgan Stanley Universal Funds, Inc. Value Portfolio; (21)
Morgan Stanley Universal Funds, Inc. Emerging Markets Equity Portfolio; (22) Morgan Stanley Universal Funds, Inc. Fixed Income Portfolio; (23) Pilgrim Baxter PBHG Insurance Series Funds Growth II Fund; (24) Pilgrim Baxter PBHG Insurance Series Funds Large-Cap Growth Fund; and (25) Pilgrim Baxter PBHG Insurance Series Funds Technology & Communications Fund.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE
SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



This Prospectus sets forth the basic information that a prospective investor should know before investing. A "Statement of Additional Information" containing more detailed information about the Contract is available free of charge by writing to the Company's Administrative Office at P.O. Box 5423, Cincinnati, Ohio 45201-5423. The Statement of Additional Information, which has the same date as this Prospectus, as it may be supplemented from time to time, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The table of contents of the Statement of Additional Information is included at the end of this Prospectus.


                                      * * *
            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                     THE SECURITIES AND EXCHANGE COMMISSION
                 OR ANY STATE SECURITIES REGULATORY AUTHORITIES
                 NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


                    Please Read this Prospectus Carefully and
                         Retain It for Future Reference.
             The Date of this Prospectus is __________________ 1997.

________________________________________________________________________________


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

________________________________________________________________________________


VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY FINANCIAL INSTITUTION, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUS FOR EACH UNDERLYING FUND. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.



________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


                                TABLE OF CONTENTS
                                -----------------
                                                                            PAGE

DEFINITIONS.................................................................  4

HIGHLIGHTS..................................................................  7
   The Contract.............................................................  7
   The Separate Account.....................................................  7
   The Fixed Account........................................................  8
   Transfers Before the Annuity Commencement Date...........................  8
   Surrenders...............................................................  8
   Contingent Deferred Sales Charge ("CDSC")................................  8
   Other Charges and Deductions.............................................  8
   Annuity Benefits.........................................................  9
   Death Benefit............................................................  9
   Federal Income Tax Consequences..........................................  9
   Right to Cancel..........................................................  9
   Contacting the Company...................................................  9

SUMMARY OF EXPENSES......................................................... 10
   Owner Transaction Expenses............................................... 10
   Examples................................................................. 16

FINANCIAL STATEMENTS FOR THE COMPANY........................................ 18

THE FUNDS................................................................... 18
   Janus Aspen Series....................................................... 18
        Aggressive Growth Portfolio......................................... 18
        Worldwide Growth Portfolio.......................................... 18
        Balanced Portfolio.................................................. 18
        Growth Portfolio.................................................... 18
        International Growth Portfolio...................................... 18
   Dreyfus Funds............................................................ 18
        Capital Appreciation Portfolio...................................... 18
        Money Market Portfolio.............................................. 18
        Growth and Income Portfolio......................................... 19
        Small Cap Portfolio................................................. 19
        The Dreyfus Socially Responsible Growth Fund, Inc................... 19
        Dreyfus Stock Index Fund............................................ 19
   Strong Variable Insurance Funds, Inc..................................... 19
        Strong Special Fund II.............................................. 19
        Strong Growth Fund II............................................... 19

________________________________________________________________________________

                                     Page i

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



   INVESCO Variable Investment Funds, Inc................................... 20
        Industrial Income Fund.............................................. 20
        Total Return Fund................................................... 20
        High Yield Fund..................................................... 20
   Neuberger & Berman Advisers Management Trust............................. 20
        Partners Portfolio.................................................. 20
        small cap value portfolio........................................... 20
   Morgan Stanley Universal Funds, Inc...................................... 20
        U.S. Real Estate Portfolio.......................................... 20
        Value Portfolio..................................................... 20
        Emerging Markets Equity Portfolio................................... 21
        Fixed Income Portfolio.............................................. 21
   Pilgrim Baxter PBHG Insurance Series Funds............................... 21
        Growth II Fund...................................................... 21
        Large-Cap Growth Fund............................................... 21
        Technology & Communications Fund.................................... 21
   Additions, Deletions, or Substitutions................................... 22

PERFORMANCE INFORMATION..................................................... 22
   Yield Data............................................................... 22
   Total Return Data........................................................ 23

ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]
AND THE SEPARATE ACCOUNT.................................................... 23
   Annuity Investors Life Insurance Company................................. 23
   Published Ratings........................................................ 23
   The Separate Account..................................................... 24

THE FIXED ACCOUNT........................................................... 24
   Fixed Account Options.................................................... 25
   Renewal of Fixed Account Options......................................... 25

THE CONTRACT................................................................ 25
   Right to Cancel.......................................................... 25

PURCHASE PAYMENTS........................................................... 26
   Purchase Payments........................................................ 26
   Allocation of Purchase Payments.......................................... 26

ACCOUNT VALUE............................................................... 26
   Fixed Account Value...................................................... 27
   Variable Account Value................................................... 27
   Accumulation Unit Value.................................................. 27
   Net Investment Factor.................................................... 27

________________________________________________________________________________

                                    Page ii

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


TRANSFERS................................................................... 28
   Telephone Transfers...................................................... 28
   Dollar Cost Averaging.................................................... 29
   Portfolio Rebalancing.................................................... 29
   Interest Sweep........................................................... 30
   Changes By the Company................................................... 30

SURRENDERS.................................................................. 30
   Surrender Value.......................................................... 30
   Suspension or Delay in Payment of Surrender Value........................ 31
   Free Withdrawal Privilege................................................ 31
   Systematic Withdrawal.................................................... 32

CONTRACT LOANS.............................................................. 32

DEATH BENEFIT............................................................... 32
   When A Death Benefit Will Be Paid........................................ 32
   Death Benefit Values..................................................... 33
   Death Benefit Commencement Date.......................................... 34
   Form of Death Benefit.................................................... 34
   Beneficiary.............................................................. 34

CHARGES AND DEDUCTIONS...................................................... 34
   Contingent Deferred Sales Charge ("CDSC")................................ 34
   Maintenance and Administration Charges................................... 35
   Mortality and Expense Risk Charge........................................ 36
   Premium Taxes............................................................ 37
   Transfer Fee............................................................. 37
   Fund Expenses............................................................ 37

SETTLEMENT OPTIONS.......................................................... 37
   Annuity Commencement Date................................................ 37
   Election of Settlement Option............................................ 37
   Benefit Payments......................................................... 38
   Fixed Dollar Benefit..................................................... 38
   Variable Dollar Benefit.................................................. 38
   Settlement Options....................................................... 39
   Minimum Amounts.......................................................... 39
   Settlement Option Tables................................................. 40

GENERAL PROVISIONS.......................................................... 40
   Non-participating........................................................ 40
   Misstatement............................................................. 40
   Proof of Existence and Age............................................... 40
   Discharge of Liability................................................... 40

________________________________________________________________________________

                                    Page iii

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



   Transfer of Ownership.................................................... 41
        Non-Qualified Contract.............................................. 41
        Qualified Contract.................................................. 41
   Assignment............................................................... 41
        Non-Qualified Contract.............................................. 41
        Qualified Contract.................................................. 41
   Annual Report............................................................ 41
   Incontestability......................................................... 42
   Entire Contract.......................................................... 42
   Changes -- Waivers....................................................... 42
   Notices and Directions................................................... 42

FEDERAL TAX MATTERS......................................................... 42
   Introduction............................................................. 42
   Taxation of Annuities In General......................................... 43
   Surrenders............................................................... 43
        Qualified Contracts................................................. 43
        Non-Qualified Contracts............................................. 43
   Annuity Benefit Payments................................................. 43
   Penalty Tax.............................................................. 44
   Taxation of Death Benefit Proceeds....................................... 44
   Transfers, Assignments, or Exchanges of the Contract..................... 44
   Qualified Contracts - General............................................ 44
   Texas Optional Retirement Program........................................ 44
   Individual Retirement Annuities.......................................... 44
   Tax-Sheltered Annuities.................................................. 45
   Pension and Profit Sharing Plans......................................... 45
   Certain Deferred Compensation Plans...................................... 45
   Withholding.............................................................. 45
   Possible Changes in Taxation............................................. 45
   Other Tax Consequences................................................... 45
   General.................................................................. 46

DISTRIBUTION OF THE CONTRACT................................................ 46

LEGAL PROCEEDINGS........................................................... 46

VOTING RIGHTS............................................................... 47

AVAILABLE INFORMATION....................................................... 47

STATEMENT OF ADDITIONAL INFORMATION......................................... 48


________________________________________________________________________________

                                    Page iv

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



                                  DEFINITIONS


ACCOUNT(s):  The Sub-Account(s) and/or the Fixed Account options.

ACCOUNT VALUE: The aggregate value of the Owner's interest in the Sub-Account(s) and the Fixed Account options as of the end of any Valuation Period. The value of the Owner's interest in all Sub-Accounts is the "Variable Account Value," and the value of the Owner's interest in all Fixed Account options is the "Fixed Account Value."

ACCUMULATION PERIOD:  The period prior to the applicable Commencement Date.

ACCUMULATION UNIT: The unit of measure used to calculate the value of the Sub-Account(s) prior to the applicable Commencement Date.

ADMINISTRATIVE OFFICE: The home office of the Company or any other office the Company may designate for administration.

AGE:  Age as of most recent birthday.

ANNUITANT: Any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies.

ANNUITY BENEFIT: Periodic payments under a settlement option, which commence on or after the Annuity Commencement Date.

ANNUITY COMMENCEMENT DATE: The first day of the first period for which an Annuity Benefit payment is to be made under a settlement option.

BENEFICIARY: The person, persons or entity entitled to the Death Benefit under the Contract upon the death of an Owner. If there is a surviving joint Owner, that person will be deemed the Beneficiary.

BENEFIT PAYMENT: The Annuity Benefit or Death Benefit payable under a settlement option. Variable Dollar Benefit payments may vary in amount. Fixed Dollar
Benefit payments remain constant except under certain joint and survivor settlement options.

BENEFIT PAYMENT PERIOD: The period commencing with the Commencement Date during which Benefit Payments are to be made under the Contract.

BENEFIT UNIT: The unit of measure used to determine the dollar value of any Variable Dollar Benefit payments after the first Benefit Payment is made by the Company.

COMMENCEMENT DATE: The Annuity Commencement Date if an Annuity Benefit is payable under the Contract, or the Death Benefit Commencement Date if a Death Benefit is payable under the Contract.

CONTRACT ANNIVERSARY:  An annual anniversary of the Contract Effective Date.

CONTRACT EFFECTIVE DATE:  The date shown on the Contract Specifications page.

CONTRACT YEAR: Any period of twelve months commencing on the Contract Effective Date and on each Contract Anniversary thereafter.


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


CODE: The Internal Revenue Code of 1986, as amended, and the rules and regulations issued thereunder.

DEATH BENEFIT COMMENCEMENT DATE: The first day of the first period for which a Death Benefit payment is to be made under a settlement option.

DEATH BENEFIT VALUATION DATE: The date that Due Proof of Death has been received by the Company and the earlier to occur of:

        (1) the Company's receipt of a Written Request with instructions as to the form of Death Benefit; or

        (2)    the Death Benefit Commencement Date.

DUE PROOF OF DEATH: Any of the following: (1) a certified copy of a death certificate; (2) a certified copy of a decree of a court of competent jurisdiction as to the finding of death; (3) any other proof satisfactory to the Company.

FUND: A management investment company or a portfolio thereof, registered under the Investment Company Act of 1940, in which a Sub-Account of the Separate Account invests.

NET ASSET VALUE: The amount computed by an investment company, no less frequently than each Valuation Period, as the price at which its shares or units, as the case may be, are redeemed in accordance with the rules of the Securities and Exchange Commission.

OWNER: The person or persons identified as such on the Contract Specifications page.

PERSON CONTROLLING PAYMENTS:

   NON-QUALIFIED   CONTRACTS:   The  "person  controlling  payments"  means  the
   following, as the case may be:
        (1)    with respect to Annuity Benefit payments,
               (a)    the Owner, if the Owner has the right to change the payee;
                      or
               (b)    in all other cases, the payee; and
        (2)    with respect to Death Benefit payments,
               (a)    the Beneficiary,  or
               (b)    if the Beneficiary is deceased, the payee.

   QUALIFIED CONTRACTS: The "person controlling payments" means the following, as the case may be:
        (1)    with respect to Annuity Benefit payments, the Owner; and
        (2)    with respect to Death Benefit payments,
               (a)  the Beneficiary, or
               (b)  if the Beneficiary is deceased, the payee.

PAYMENT INTERVAL: The timing and frequency of Benefit Payments under a settlement option.

PURCHASE PAYMENT: A contribution made to the Company in consideration for the Contract, after the deduction of any and all of the following that may apply:

        (1)    any fee charged by the person remitting payments for the Owner;
        (2)    premium taxes; and/or
        (3)    other taxes.

SEPARATE ACCOUNT: An account, which may be an investment company, which is established and maintained by the Company pursuant to the laws of the State of Ohio.

SUB-ACCOUNT: The Separate Account is divided into Sub-Accounts, each of which invests in the shares of a designated Fund.


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


SURRENDER VALUE: The amount payable under a Contract if the Contract is surrendered.

VALUATION PERIOD: The period commencing at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date. "Valuation Date" means each day on which the New York Stock Exchange is open for business.

WRITTEN REQUEST: Information provided, or a request made, that is complete and satisfactory to the Company, that is sent to the Company on the Company's form or in a form satisfactory to the Company, and that is received by the Company at the Administrative Office. A Written Request is subject to any payment made or any action the Company takes before the Written Request is acknowledged by the Company. An Owner may be required to return his or her Contract to the Company in connection with a Written Request.






















________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


                                   HIGHLIGHTS

THE CONTRACT

        The Commodore Navigator[SERVICEMARK] contract described in this Prospectus is available for use in connection with certain individual non-tax-qualified annuity purchases, including Contracts purchased by an employer in connection with a Code Section 457 or non-qualified deferred compensation plan, and is also available for arrangements that qualify for favorable tax treatment under Sections 401, 403 or 408 of the Code.

        The Owner is the person or persons designated as such on the Contract Specifications page. Subject to the terms of the Contract and unless the Owner dies before the Annuity Commencement Date, the Account Value, after certain adjustments, will be applied to the payment of an Annuity Benefit under the Settlement Option elected by the Owner.

        The Account Value will depend on the investment experience of the amounts allocated to each Sub-Account of the Separate Account elected by the Owner and/or interest credited on amounts allocated to the Fixed Account option(s) elected. All Annuity Benefits and other values provided under the Contract when based on the investment experience of the Separate Account are variable and are not guaranteed as to dollar amount. Therefore, the Owner bears the entire investment risk with respect to amounts allocated to the Separate Account under the Contract.

        THERE IS NO  GUARANTEED  OR  MINIMUM  SURRENDER  VALUE  WITH  RESPECT TO
        AMOUNTS ALLOCATED TO THE SEPARATE ACCOUNT, SO THE PROCEEDS OF A SURRENDER COULD BE LESS THAN THE TOTAL PURCHASE PAYMENTS.

THE SEPARATE ACCOUNT

        Annuity Investors[REGISTERED TRADEMARK] Variable Account B is a Separate Account of the Company that is divided into Sub-Accounts. (See "The Separate Account," page __.) Each Sub-Account uses its assets to purchase, at their Net Asset Value, shares of a Fund. The Funds available for investment in the Separate Account under the Contract are as follows: (1) Janus Aspen Series Aggressive Growth Portfolio; (2) Janus Aspen Series Worldwide Growth Portfolio; (3) Janus Aspen Series Balanced Portfolio; (4) Janus Aspen Series Growth Portfolio; (5) Janus Aspen Series International Growth Portfolio; (6) Dreyfus Variable Investment Fund-Capital Appreciation Portfolio; (7) Dreyfus Variable Investment Fund-Money Market Portfolio; (8) Dreyfus Variable Investment Fund-Growth and Income Portfolio; (9) Dreyfus Variable Investment Fund-Small Cap Portfolio; (10) The Dreyfus Socially Responsible Growth Fund, Inc.; (11) Dreyfus Stock Index Fund; (12) Strong Special Fund II;
        (13) Strong  Growth Fund II; (14)  INVESCO  VIF-Industrial  Income Fund;
        (15) INVESCO  VIF-Total  Return Fund; (16) INVESCO  VIF-High Yield Fund;
        (17) Neuberger & Berman Advisers  Management  Trust Partners  Portfolio;
        (18) Neuberger & Berman Advisers Management Trust small cap value portfolio; (19) Morgan Stanley Universal Funds, Inc. U.S. Real Estate
        Portfolio;  (20) Morgan Stanley  Universal Funds,  Inc. Value Portfolio;
        (21) Morgan Stanley Universal Funds, Inc. Emerging Markets Equity Portfolio; (22) Morgan Stanley Universal Funds, Inc. Fixed Income Portfolio; (23) Pilgrim Baxter PBHG Insurance Series Funds Growth II Fund; (24) Pilgrim Baxter PBHG Insurance Series Funds Large-Cap Growth Fund; and (25) Pilgrim Baxter PBHG Insurance Series Funds Technology & Communications Fund.

        Each Fund pays its investment adviser and other service providers certain fees charged against the assets of the Fund. The Account Value of a Contract and the amount of any Annuity Benefits will vary to reflect the investment performance of all the Sub-Accounts elected by the Owner and the deduction of the charges described under "CHARGES AND DEDUCTIONS," page __. For more information about the Funds, see "THE FUNDS" page __, and the accompanying Funds' prospectuses.


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


THE FIXED ACCOUNT

        The Fixed Account is an account within the Company's general account. There are currently five Fixed Account options available under the Fixed
        Account: a Fixed Accumulation Account option and four fixed term options. Purchase Payments allocated or amounts transferred to the Fixed Account options are credited with interest at a rate declared by the Company's Board of Directors, but in any event at a minimum guaranteed annual rate of 3.0% corresponding to a daily rate of 0.0081%. (See "THE FIXED ACCOUNT," page __.)

TRANSFERS BEFORE THE ANNUITY COMMENCEMENT DATE

        Prior to the Annuity Commencement Date, the Owner may transfer values between the Separate Account and the Fixed Account, within the Fixed Account and between the Sub-Accounts, by Written Request to the Company or by telephone in accordance with the Company's telephone transfer rules. (See "TRANSFERS," page __.)

        The Company currently charges a fee of $25 for each transfer ("Transfer Fee") in excess of twelve made during the same Contract Year. (See "TRANSFERS," page __.)

SURRENDERS

        All or part of the Surrender Value of a Contract may be surrendered by the Owner on or before the Annuity Commencement Date by Written Request to the Company. Amounts surrendered may be subject to a Contingent Deferred Sales Charge ("CDSC") depending upon how long the Purchase
        Payments to be withdrawn have been held under the Contract. Amounts withdrawn also may be subject to a premium tax or similar tax, depending upon the jurisdiction in which the Owner lives. Surrenders may be subject to a 10% premature distribution penalty tax if made before the Owner reaches age 59 1/2. Surrenders may further be subject to federal, state or local income taxes or significant tax law restrictions. (See "FEDERAL TAX MATTERS," page 40.)

CONTINGENT DEFERRED SALES CHARGE ("CDSC")

        A CDSC may be imposed on amounts surrendered. The maximum CDSC is 7% for each Purchase Payment. That percentage decreases by 1% annually to 0% after year seven.

        The CDSC may be reduced or waived under certain circumstances. (See "CHARGES AND DEDUCTIONS," page __.)

OTHER CHARGES AND DEDUCTIONS

        The Company deducts a daily charge ("Mortality and Expense Risk Charge") at an effective annual rate of 1.25% of the daily Net Asset Value of each Sub-Account. In connection with certain Contracts where the Company incurs reduced sales and servicing expenses, such as Contracts offered to active employees of the Company or any of its subsidiaries and/or affiliates, the Company may offer a Contract with a Mortality and Expense Risk Charge at an effective annual rate of 0.95% of the daily Net Asset Value of each Sub- Account. The Mortality and Expense Risk Charge is not assessed against Fixed Account options. (See "CHARGES AND DEDUCTIONS," page __.)

        The Company also deducts a Contract maintenance charge each year ("Contract Maintenance Fee"). This Fee is currently $30 and is deducted from an Owner's Variable Account Value on each Contract Anniversary. The Contract Maintenance Fee may be waived under certain circumstances. This Contract Maintenance Fee is not assessed against Fixed Account options. (See "CHARGES AND DEDUCTIONS," page __.)

________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        Additionally, the Company deducts a charge to help cover the costs of administering the Contract and the Separate Account ("Administration Charge"). The Administration Charge is computed at an effective annual rate of 0.15% of the daily Net Asset Value of each Sub-Account. This Administration Charge is not assessed against Fixed Account options.

        Charges for premium taxes may be imposed in some jurisdictions. Depending on the applicability of such taxes, the charges may be deducted from Purchase Payments, from surrenders, and from other payments made under the Contract. (See "CHARGES AND DEDUCTIONS," page __.)

ANNUITY BENEFITS

        Annuity Benefits are paid on a fixed or variable basis, or a combination of both. (See "Benefit Payments," page __.)

DEATH BENEFIT

        The Contract provides for the payment of a Death Benefit if the Owner dies prior to the Annuity Commencement Date. The Death Benefit may be paid in one lump sum or pursuant to any available settlement option offered under the Contract. (See "DEATH BENEFIT," page __.)

FEDERAL INCOME TAX CONSEQUENCES

        An Owner generally should not be taxed on increases in the Account Value until a distribution under the Contract occurs (E.G., a surrender or Annuity Benefit) or is deemed to occur (E.G., a loan in default). Generally, a portion (up to 100%) of any distribution or deemed distribution is taxable as ordinary income. The taxable portion of distributions is generally subject to income tax withholding unless the recipient elects otherwise. In addition, a 10% federal penalty tax may apply to certain distributions. (See "FEDERAL TAX MATTERS," page __.)

RIGHT TO CANCEL

        An Owner may cancel the Contract by giving the Company written notice of cancellation and returning the Contract before midnight of the twentieth day (or longer if required by state law) after receipt. (See "Right to Cancel," page __.)

CONTACTING THE COMPANY

        All Written Requests and any questions or inquiries should be directed to the Company's Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, (800) 789-6771. All inquiries should include the Contract Number and the Owner's name.

        NOTE: THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION IN THE REMAINDER OF THIS PROSPECTUS AND IN THE ACCOMPANYING PROSPECTUSES FOR THE FUNDS WHICH SHOULD BE REFERRED TO FOR MORE DETAILED INFORMATION. THE REQUIREMENTS OF AN ENDORSEMENT TO THE CONTRACT OR LIMITATIONS OR PENALTIES IMPOSED BY THE CODE MAY IMPOSE ADDITIONAL LIMITS OR RESTRICTIONS ON PURCHASE PAYMENTS, SURRENDERS, DISTRIBUTIONS, BENEFITS, OR OTHER PROVISIONS OF THE CONTRACT. THIS PROSPECTUS DOES NOT DESCRIBE SUCH LIMITATIONS OR RESTRICTIONS. (SEE "FEDERAL TAX MATTERS," page __.)





________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



                               SUMMARY OF EXPENSES


Owner Transaction Expenses

================================================================================
Sales Load Imposed on Purchase Payments                                  NONE
--------------------------------------------------------------------------------
Contingent Deferred Sales Charge (as a percentage of Purchase
Payments surrendered)
--------------------------------------------------------------------------------
        Contract Years elapsed since receipt of Purchase Payment
--------------------------------------------------------------------------------
               less than 1 year                                            7%
--------------------------------------------------------------------------------
               1 year but less than 2 years                                6%
--------------------------------------------------------------------------------
               2 years but less than 3 years                               5%
--------------------------------------------------------------------------------
               3 years but less than 4 years                               4%
--------------------------------------------------------------------------------
               4 years but less than 5 years                               3%
--------------------------------------------------------------------------------
               5 years but less than 6 years                               2%
--------------------------------------------------------------------------------
               6 years but less than 7 years                               1%
--------------------------------------------------------------------------------
               7 years or more                                             0%
--------------------------------------------------------------------------------
Surrender Fees                                                            NONE
--------------------------------------------------------------------------------
Transfer Fee1                                                             $25
--------------------------------------------------------------------------------
Annual Contract Maintenance Fee                                           $30
================================================================================

















---------------------

1/       The first twelve transfers in a Contract Year are free.  Thereafter,  a
$25 fee will be charged on each subsequent transfer.


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


                                        FUND ANNUAL EXPENSES

=====================================================================================================
    SEPARATE ACCOUNT
 ANNUAL EXPENSES2 (as a      JANUS A.S.     JANUS A.S.                                  JANUS A.S.
 percentage of average       AGGRESSIVE     WORLDWIDE     JANUS A.S.    JANUS A.S.    INTERNATIONAL
    Separate Account           GROWTH         GROWTH       BALANCED       GROWTH          GROWTH
        assets)              PORTFOLIO      PORTFOLIO      PORTFOLIO     PORTFOLIO      PORTFOLIO
-----------------------------------------------------------------------------------------------------
Mortality and Expense
Risk Charge                    1.25%          1.25%         1.25%          1.25%          1.25%
-----------------------------------------------------------------------------------------------------
Administration Charge          0.15%          0.15%         0.15%          0.15%          0.15%

-----------------------------------------------------------------------------------------------------
Other Fees and
Expenses of the
Separate Account               0.00%          0.00%         0.00%          0.00%          0.00%
-----------------------------------------------------------------------------------------------------
Total Separate Account
Annual Expenses                1.40%          1.40%         1.40%          1.40%          1.40%
-----------------------------------------------------------------------------------------------------
Fund Annual Expenses3
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
-----------------------------------------------------------------------------------------------------
Management Fees                0.75%          0.68%         0.82%          0.65%          0.84%
-----------------------------------------------------------------------------------------------------
Other Expenses                 0.11%          0.22%         0.55%          0.13%          1.85%
-----------------------------------------------------------------------------------------------------
Total Fund Annual
Expenses                       0.86%          0.90%         1.37%          0.78%          2.69%
=====================================================================================================



============================================================================================================
  SEPARATE ACCOUNT                         DREYFUS     DREYFUS                  THE DREYFUS
ANNUAL EXPENSES2 (as         DREYFUS        V.I.F.      V.I.F.      DREYFUS       SOCIALLY        DREYFUS
  a percentage of         V.I.F. CAPITAL    MONEY      GROWTH &     V.I.F.      RESPONSIBLE        STOCK
  average Separate         APPRECIATION     MARKET      INCOME     SMALL-CAP       GROWTH          INDEX
  Account assets)           PORTFOLIO     PORTFOLIO   PORTFOLIO    PORTFOLIO     FUND, INC.         FUND
------------------------------------------------------------------------------------------------------------
Mortality and Expense
Risk Charge                    1.25%         1.25%       1.25%       1.25%           1.25%         1.25%
------------------------------------------------------------------------------------------------------------
Administration Charge          0.15%         0.15%       0.15%       0.15%           0.15%         0.15%
------------------------------------------------------------------------------------------------------------
Other Fees and
Expenses of the
Separate Account               0.00%         0.00%       0.00%       0.00%           0.00%         0.00%
------------------------------------------------------------------------------------------------------------
Total Separate Account
Annual Expenses                1.40%         1.40%       1.40%       1.40%           1.40%         1.40%
------------------------------------------------------------------------------------------------------------
Fund Annual Expenses3
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
------------------------------------------------------------------------------------------------------------
Management Fees                0.73%         0.50%       0.75%       0.75%           0.69%         0.25%
------------------------------------------------------------------------------------------------------------
Other Expenses                 0.12%         0.12%       0.17%       0.08%           0.58%         0.14%
------------------------------------------------------------------------------------------------------------
Total Fund Annual
Expenses                       0.85%         0.62%       0.92%       0.83%           1.27%         0.39%
============================================================================================================


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


================================================================================
    SEPARATE ACCOUNT
    ANNUAL EXPENSES2
  (as a percentage of
    average Separate         STRONG SPECIAL FUND         STRONG GROWTH FUND
    Account assets)                   II                         II
--------------------------------------------------------------------------------
Mortality and
Expense Risk Charge                 1.25%                      1.25%
--------------------------------------------------------------------------------
Administration
Charge                              0.15%                      0.15%
--------------------------------------------------------------------------------
Other Fees and
Expenses of the
Separate Account                    0.00%                      0.00%
--------------------------------------------------------------------------------
Total Separate
Account Annual
Expenses                            1.40%                      1.40%
--------------------------------------------------------------------------------
Fund Annual Expenses3
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
--------------------------------------------------------------------------------
Management Fees                     1.00%                      1.00%
--------------------------------------------------------------------------------
Other Expenses                      0.20%                      0.24%4
--------------------------------------------------------------------------------
Total Fund Annual
Expenses                            1.20%                      1.24%5
================================================================================

================================================================================
   SEPARATE ACCOUNT
   ANNUAL EXPENSES2                                                  INVESCO
  (as a percentage of       INVESCO VIF-       INVESCO VIF-           VIF-
   average Separate          INDUSTRIAL        TOTAL RETURN         HIGH YIELD
    Account assets)         INCOME FUND            FUND               FUND
--------------------------------------------------------------------------------
Mortality and
Expense Risk
Charge                         1.25%               1.25%              1.25%
--------------------------------------------------------------------------------
Administration
Charge                         0.15%               0.15%              0.15%
--------------------------------------------------------------------------------
Other Fees and
Expenses of the
Separate Account               0.00%               0.00%              0.00%
--------------------------------------------------------------------------------
Total Separate
Account Annual
Expenses                       1.40%               1.40%              1.40%
--------------------------------------------------------------------------------
Fund Annual Expenses3
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
--------------------------------------------------------------------------------
Management Fees                     0.75%          0.75%              0.60%
--------------------------------------------------------------------------------
Other Expenses                      0.28%          0.26%              0.37%
--------------------------------------------------------------------------------
Total Fund Annual
Expenses                            1.03%          1.01%              0.97%
================================================================================


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________




====================================================================================================
                                     Neuberger &             NEUBERGER &
   SEPARATE ACCOUNT ANNUAL         Berman Advisers         BERMAN ADVISERS         MORGAN STANLEY
       EXPENSES2 (as a               Management              MANAGEMENT           UNIVERSAL FUNDS,
    percentage of average          Trust Partners          TRUST SMALL CAP         INC. U.S. REAL
   Separate Account assets)           Portfolio            VALUE PORTFOLIO        ESTATE PORTFOLIO
----------------------------------------------------------------------------------------------------

Mortality and Expense Risk
Charge                                  1.25%                   1.25%                   1.25%
----------------------------------------------------------------------------------------------------
Administration Charge                   0.15%                   0.15%                   0.15%
----------------------------------------------------------------------------------------------------
Other Fees and Expenses
of the Separate Account                 0.00%                   0.00%                   0.00%
----------------------------------------------------------------------------------------------------
Total Separate Account
Annual Expenses                         1.40%                   1.40%                   1.40%
----------------------------------------------------------------------------------------------------
Fund Annual Expenses3
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
----------------------------------------------------------------------------------------------------
Management Fees                         0.55%                     0.75%                   0.80%
----------------------------------------------------------------------------------------------------
Other Expenses                          0.54%                     0.50%                   0.30%
----------------------------------------------------------------------------------------------------
Total Fund Annual
Expenses                                1.09%                     1.25%                   1.10%
====================================================================================================


====================================================================================================
                                                           MORGAN STANLEY
   SEPARATE ACCOUNT ANNUAL         MORGAN STANLEY             UNIVERSAL            MORGAN STANLEY
       EXPENSES2 (as a            UNIVERSAL FUNDS,           FUNDS, INC.          UNIVERSAL FUNDS,
    percentage of average               INC.              EMERGING MARKETS        INC. FIXED INCOME
   Separate Account assets)        VALUE PORTFOLIO        EQUITY PORTFOLIO            PORTFOLIO
----------------------------------------------------------------------------------------------------
Mortality and Expense Risk
Charge                                  1.25%                   1.25%                   1.25%
----------------------------------------------------------------------------------------------------
Administration Charge                   0.15%                   0.15%                   0.15%
----------------------------------------------------------------------------------------------------
Other Fees and Expenses
of the Separate Account                 0.00%                   0.00%                   0.00%
----------------------------------------------------------------------------------------------------
Total Separate Account
Annual Expenses                         1.40%                   1.40%                   1.40%
----------------------------------------------------------------------------------------------------
Fund Annual Expenses3
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
----------------------------------------------------------------------------------------------------
Management Fees                         0.55%                   1.25%                   0.40%
----------------------------------------------------------------------------------------------------
Other Expenses                          0.30%                   0.50%                   0.30%
----------------------------------------------------------------------------------------------------
Total Fund Annual
Expenses                                0.85%                   1.75%                   0.70%
====================================================================================================




________________________________________________________________________________

                                    Page 13






INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



====================================================================================================
                                                                                   Pilgrim Baxter
                                                           Pilgrim Baxter          PBHG Insurance
   SEPARATE ACCOUNT ANNUAL         Pilgrim Baxter          PBHG Insurance           Series Funds
       EXPENSES2 (as a             PBHG Insurance           Series Funds            Technology &
    percentage of average           Series Funds              Large-Cap            Communications
   Separate Account assets)        Growth II Fund            Growth Fund                Fund
----------------------------------------------------------------------------------------------------
Mortality and Expense Risk
Charge                                        1.25%             1.25%                   1.25%
----------------------------------------------------------------------------------------------------
Administration Charge                         0.15%             0.15%                   0.15%
----------------------------------------------------------------------------------------------------
Other Fees and Expenses
of the Separate Account                       0.00%             0.00%                   0.00%
----------------------------------------------------------------------------------------------------
Total Separate Account
Annual Expenses                               1.40%             1.40%                   1.40%
----------------------------------------------------------------------------------------------------
Fund Annual Expenses3
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
----------------------------------------------------------------------------------------------------
Management Fees                               0.75%             0.75%                   0.85%
----------------------------------------------------------------------------------------------------
Other Expenses                                0.35%             0.35%                   0.35%
----------------------------------------------------------------------------------------------------
Total Fund Annual
Expenses                                      1.10%             1.10%                   1.20%
====================================================================================================

















________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


The purpose of this table is to assist an Owner in understanding the various costs and expenses that the Owner will bear directly and indirectly with respect to investment in the Separate Account. The table reflects expenses of each Sub-Account as well as of the Fund in which the Sub-Account invests. See "CHARGES AND DEDUCTIONS " on page __ of this Prospectus and the accompanying prospectus for the applicable Fund for a more complete description of the various costs and expenses. In addition to the expenses listed above, premium taxes may be applicable. The dollar figures should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. The $30 Contract Maintenance Charge is included in the Examples as $1.

------------------

2/       Annual  expenses are  anticipated to be the same for each  Sub-Account.
These  expenses  are based on  estimated  amounts for the current  fiscal  year.

         Currently, the Company imposes no charge for participation in the Dollar Cost Averaging, Portfolio Rebalancing, Interest Sweep and Systematic Withdrawal programs. The Company reserves the right to impose an annual fee in the future for participation in each of the foregoing programs. (See "TRANSFERS," page __.) The Company deducts a $30 Contract Maintenance Fee from an Owner's Variable Account Value on each Contract Anniversary. Additionally, the Company deducts a charge to help cover the costs of administering the Contract and the Separate Account. This Administration Charge is computed at an effective annual rate of 0.15% of the daily Net Asset Value of each Sub-Account. (See "CHARGES AND DEDUCTIONS," page __.)

3/       Information  regarding  each  underlying  Fund has been provided to the
Company by each Fund, and the Company has not independently verified such information. Data for each Fund are for its fiscal year ended December 31, 1995. Actual expenses in future years may be higher or lower.
         Fund expenses are net of management fees and other expenses waived and/or reimbursed and are gross of expense offset arrangements. In the absence of such fee waivers and/or expense reimbursements, Management Fees, Other Expenses and Total Portfolio Expenses would have been as follows for the fiscal year ended December 31, 1995: 0.82%, 0.11% and 0.93%, respectively, for the Janus A.S. Aggressive Growth Portfolio; 0.87%, 0.22% and 1.09%, respectively, for the Janus A.S. Worldwide Growth Portfolio; 1.00%, 0.55% and 1.55%, respectively, for the Janus A.S. Balanced Portfolio; 0.85%, 0.13% and 0.98%, respectively, for the Janus A.S. Growth Portfolio; 1.00%, 2.57% and 3.57%, respectively, for the Janus A.S. International Growth Portfolio; 0.75%, 0.12% and 0.87%, respectively, for the Dreyfus VIF Capital Appreciation Portfolio; 0.50%, 0.15% and 0.65%, respectively, for the Dreyfus VIF Money Market Portfolio; 0.75%, 0.20% and 0.95%, respectively, for the Dreyfus VIF Growth & Income Portfolio; 0.75%, 0.58% and 1.33%, respectively, for the Dreyfus Socially Responsible Growth Fund; and 0.25%, 0.17% and 0.42%, respectively, for the Dreyfus Stock Index Fund; 0.75%,1.56% and 2.31%, respectively for the INVESCO VIF-Industrial Income Fund; 0.75%, 1.76% and 2.51%, respectively for the INVESCO VIF-Total Return Fund; 0.60%, 2.11% and 2.71%, respectively for the INVESCO
VIF-High Yield Fund. Currently, there are no fee waivers and/or expense reimbursements that are applicable to any of the other Funds.

4/       Estimated expenses are based on average net assets of $25,000,000.00.

5/       Actual  expenses for the Fund may be more or less than reflected on the table. The advisory agreement requires the Adviser to reimburse the Fund in the event that expenses and charges payable by the Fund in any fiscal year exceed 2% of the average net asset value of the Fund for such year.


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


EXAMPLES6
        If the Owner surrenders his or her Contract at the end of the applicable time period, the following expenses will be charged on a $1,000 investment, assuming a 5% annual return on assets:


=====================================================================================================
SUB-ACCOUNT                                                                    1 YEAR        3 YEARS
-----------------------------------------------------------------------------------------------------

Janus A.S. Aggressive Growth Portfolio                                          $ 94          $126
Janus A.S. Worldwide Growth Portfolio                                           $ 95          $128
Janus A.S. Balanced Portfolio                                                   $ 99          $143
Janus A.S. Growth Portfolio                                                     $ 94          $124
Janus A.S. International Growth Portfolio                                       $113          $183
Dreyfus V.I.F. Capital Appreciation Portfolio                                   $ 94          $126
Dreyfus V.I.F. Money Market Portfolio                                           $ 92          $119
Dreyfus V.I.F. Growth and Income Portfolio                                      $ 95          $128
Dreyfus V.I.F. Small Cap Portfolio                                              $ 94          $125
The Dreyfus Socially Responsible Growth Fund, Inc.                              $ 98          $140
Dreyfus Stock Index Fund                                                        $ 90          $111
Strong Special Fund II                                                          $ 98          $137
Strong Growth Fund II                                                           $ 98          $139
INVESCO VIF-Industrial Income Fund                                              $ 96          $132
INVESCO VIF-Total Return Fund                                                   $ 96          $131
INVESCO VIF-High Yield Fund                                                     $ 95          $130
Neuberger & Berman Advisers Management Trust Partners Portfolio                 $ 97          $134
Neuberger & Berman Advisers Management Trust small cap value portfolio          $ 98          $139
Morgan Stanley Universal Funds, Inc. U.S. Real Estate Portfolio                 $ 97          $134
Morgan Stanley Universal Funds, Inc. Value Portfolio                            $ 94          $126
Morgan Stanley Universal Funds, Inc. Emerging Markets Equity Portfolio          $103          $155
Morgan Stanley Universal Funds, Inc. Fixed Income Portfolio                     $ 93          $121
Pilgrim Baxter PBHG Insurance Series Funds Growth II Fund                       $ 97          $134
Pilgrim Baxter PBHG Insurance Series Funds Large-Cap Growth Fund                $ 97          $134
Pilgrim Baxter PBHG Insurance Series Funds Technology & Communications Fund     $ 98          $137
=====================================================================================================

6/       The   examples   assume  the   reinvestment   of  all   dividends   and
distributions, no transfers among Sub- Accounts or between Accounts and a 5% annual rate of return as mandated by Securities and Exchange Commission regulations. Annual Contract Maintenance Fees are based on an estimated average Account Value for the current fiscal year.


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        If the Owner does not surrender his or her Contract, or it is annuitized, the following expenses would be charged on a $1,000 investment at the end of the applicable time period, assuming a 5% annual return on assets:


=======================================================================================================
SUB-ACCOUNT                                                                     1 YEAR        3 YEARS
-------------------------------------------------------------------------------------------------------

Janus A.S. Aggressive Growth Portfolio                                           $ 24          $ 76
Janus Worldwide Growth Portfolio                                                 $ 25          $ 78
Janus A.S. Balanced Portfolio                                                    $ 29          $ 93
Janus A.S. Growth Portfolio                                                      $ 24          $ 74
Janus A.S. International Growth Portfolio                                        $ 43          $133
Dreyfus V.I.F. Capital Appreciation Portfolio                                    $ 24          $ 76
Dreyfus V.I.F. Money Market Portfolio                                            $ 22          $ 69
Dreyfus V.I.F. Growth and Income Portfolio                                       $ 25          $ 78
Dreyfus V.I.F. Small Cap Portfolio                                               $ 24          $ 75
The Dreyfus Socially Responsible Growth Fund, Inc.                               $ 28          $ 90
Dreyfus Stock Index Fund                                                         $ 20          $ 61
Strong Special Fund II                                                           $ 28          $ 87
Strong Growth Fund II                                                            $ 28          $ 89
INVESCO VIF-Industrial Income Fund                                               $ 26          $ 82
INVESCO VIF-Total Return Fund                                                    $ 26          $ 81
INVESCO VIF-High Yield Fund                                                      $ 25          $ 80
Neuberger & Berman Advisers Management Trust Partners Portfolio                  $ 27          $ 84
Neuberger & Berman Advisers Management Trust small cap value portfolio           $ 28          $ 89
Morgan Stanley Universal Funds, Inc. U.S. Real Estate Portfolio                  $ 27          $ 84
Morgan Stanley Universal Funds, Inc. Value Portfolio                             $ 24          $ 76
Morgan Stanley Universal Funds, Inc. Emerging Markets Equity Portfolio           $ 33          $105
Morgan Stanley Universal Funds, Inc. Fixed Income Portfolio                      $ 23          $ 71
Pilgrim Baxter PBHG Insurance Series Funds Growth II Fund                        $ 27          $ 84
Pilgrim Baxter PBHG Insurance Series Funds Large-Cap Growth Fund                 $ 27          $ 84
Pilgrim Baxter PBHG Insurance Series Funds Technology & Communications Fund      $ 28          $ 87
=======================================================================================================




         The examples should not be considered a representation of past or future expenses or annual rates of return of any Fund. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the examples.

         The fee table and examples do not include charges to the Owner for premium taxes.


________________________________________________________________________________

                           FINANCIAL STATEMENTS FOR THE COMPANY

        The financial statements and report of independent public accountants for the Company are contained in the Statement of Additional Information. Because the Contracts registered by this Prospectus had not yet been issued as of the date of this Prospectus, no financial information for the Separate Account is provided.


                                         THE FUNDS

        The Separate Account currently has twenty-five Funds that are available for investment under the Contract. Each Fund has separate investment objectives and policies. As a result, each Fund operates as a separate investment portfolio and the investment performance of one Fund has no effect on the investment performance of any other Fund. There is no assurance that any of these Funds will achieve their stated objectives. The Securities and Exchange Commission does not supervise the management or the investment practices and/or policies of any of the Funds.

        The Separate  Account invests  exclusively in shares of the Funds listed
        below   (followed  by  a  brief  overview  of  each  Fund's   investment
        objective(s) and policies):

JANUS ASPEN SERIES:

        AGGRESSIVE GROWTH PORTFOLIO. A nondiversified portfolio that seeks long-term growth of capital by investing primarily in common stocks with an emphasis on securities issued by medium-sized companies.

        WORLDWIDE GROWTH PORTFOLIO. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.

        BALANCED PORTFOLIO. A diversified portfolio that seeks long-term growth of capital balanced by current income. The Fund normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

        GROWTH PORTFOLIO. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks, with an emphasis on companies with larger market capitalizations.

        INTERNATIONAL GROWTH PORTFOLIO. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of foreign issuers.

        Janus Capital Corporation serves as the investment adviser to each of these Funds.

DREYFUS FUNDS:

        CAPITAL  APPRECIATION  PORTFOLIO (Dreyfus Variable Investment Fund). The
        Capital Appreciation Portfolio's primary investment objective is to provide long-term capital growth consistent with the preservation of capital. Current income is a secondary goal. It seeks to achieve its goals by investing principally in common stocks of domestic and foreign issuers, common stocks with warrants attached and debt securities of foreign governments.

        The Dreyfus Corporation serves as the investment adviser and Fayez Sarofim & Co. serves as the sub- investment adviser to this Fund.

        MONEY MARKET PORTFOLIO (Dreyfus Variable Investment Fund). The Money Market Portfolio's goal is to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of

________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        liquidity. This Portfolio invests in short-term money market instruments. An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share.

        GROWTH AND INCOME PORTFOLIO (Dreyfus Variable Investment Fund). The Growth and Income Portfolio's goal is to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. This Portfolio invests primarily in equity securities, debt securities and money market instruments of domestic and foreign issuers.

        SMALL CAP PORTFOLIO (Dreyfus Variable Investment Fund). The Small Cap Portfolio's goal is to maximize capital appreciation. This Portfolio invests primarily in common stocks of domestic and foreign issuers. This Portfolio will be particularly alert to companies that The Dreyfus Corporation considers to be emerging smaller-sized companies which are believed to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

        The Dreyfus Corporation serves as investment adviser to the Money Market, Growth and Income, and Small Cap Portfolios.

        THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. The Dreyfus Socially Responsible Growth Fund, Inc.'s primary goal is to provide capital growth. It seeks to achieve this goal by investing principally in common stocks, or securities convertible into common stock, of companies which, in the opinion of the Fund's management, not only meet traditional investment standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is a secondary goal.

        The Dreyfus Corporation serves as the investment adviser and NCM Capital Management Group, Inc. serves as the sub-investment adviser to this Fund.

        DREYFUS STOCK INDEX FUND. The Dreyfus Stock Index Fund's investment objective is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Stock Index Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

        The Dreyfus Corporation acts as the Fund manager and Mellon Equity Associates, an affiliate of Dreyfus, is the index manager.


STRONG VARIABLE INSURANCE FUNDS, INC.:

        STRONG SPECIAL FUND II. The investment objective of the Strong Special Fund II is to seek capital growth by currently emphasizing medium-sized companies that the Fund's adviser believes are under-researched and attractively valued.

        STRONG  GROWTH FUND II. The  investment  objective of the Strong  Growth
        Fund II is to seek capital growth by investing primarily in equity securities that the Fund's adviser believes have above-average growth prospects.

        Strong Capital Management, Inc. serves as the investment adviser to each of these Funds.



________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


INVESCO VARIABLE INVESTMENT FUNDS, INC.:

        INDUSTRIAL INCOME FUND. The investment objective of the Industrial Income Fund is to seek the best possible current income while following sound investment practices. Capital growth potential is an additional, but secondary, consideration in the selection of portfolio securities.

        TOTAL RETURN FUND. The investment objective of the Total Return Fund is to seek a high total return on investment through capital appreciation and current income. The Total Return Fund seeks to accomplish its objective by investing in a combination of equity securities (consisting of common stocks and, to a lesser degree, securities convertible into common stock) and fixed income securities.

        HIGH YIELD FUND. The investment objective of the High Yield Fund is to seek a high level of current income by investing substantially all of its assets in lower rated bonds and other debt securities and in preferred stock. The Fund pursues its investment objective through investment in a variety of long-term, intermediate-term, and short-term bonds. Potential capital appreciation is a factor in the selection of investments, but is secondary to the Fund's primary objective. For further discussion of the risks associated with investment in lower rated bonds, please see the attached INVESCO Variable Investment Funds, Inc. prospectus.

        INVESCO Funds Group, Inc. serves as the investment adviser to each of these Funds.

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST:

        PARTNERS PORTFOLIO. The investment objective of the Partners Portfolio is to seek capital growth by investing primarily in common stocks of established companies, using a value-oriented investment approach. Its investment program seeks securities believed to be undervalued based on strong fundamentals, such as low price-to-earnings ratios, consistent cash flow, and support from asset values.

        SMALL CAP VALUE PORTFOLIO. The investment objective of the small cap value portfolio is to seek capital growth by investing primarily in common stocks of "small-cap" companies, using a value-oriented investment approach. Its investment program seeks securities believed to be undervalued based on strong fundamentals, such as low price-to-earnings ratios, consistent cash flow, and support from asset values.

        Neuberger & Berman Management serves as the investment adviser to these Funds.

MORGAN STANLEY UNIVERSAL FUNDS, INC.:

        U.S. REAL ESTATE PORTFOLIO. The investment objective of the U.S. Real Estate Portfolio is above-average current income and long-term capital appreciation by investing primarily in equity securities of U.S. and non- U.S. companies principally engaged in the U.S. real estate industry, including Real Estate Investment Trusts (REITs).

        Morgan Stanley Asset Management Inc. serves as the investment adviser to this Fund.

        VALUE PORTFOLIO. The investment objective of the Value Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of common stocks and other equity securities deemed by the adviser to be undervalued based on various measures such as price-earnings ratios and price/book ratios.

        Miller Anderson & Sherrerd, LLP (an indirect wholly-owned subsidiary of Morgan Stanley Group, Inc.) serves as the investment adviser to this Fund.



________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        EMERGING MARKETS EQUITY PORTFOLIO. The investment objective of the Emerging Markets Equity Portfolio is long-term capital appreciation by investing primarily in equity securities of emerging market country issuers with a focus on those in which the adviser believes the economies are developing strongly and in which markets are becoming more sophisticated.

        Morgan Stanley Asset Management Inc. serves as the investment adviser to this Fund.

        FIXED INCOME PORTFOLIO. The investment objective of the Fixed Income Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of securities issued by the U.S. Government and its Agencies, Corporate Bonds, Mortgage-Backed Securities, Foreign Bonds, and other Fixed Income Securities.

        Miller Anderson & Sherrerd, LLP (an indirect wholly-owned subsidiary of Morgan Stanley Group, Inc.) serves as the investment adviser to this Fund.

PILGRIM BAXTER PBHG INSURANCE SERIES FUNDS:

        GROWTH II FUND. The investment objective of the PBHG Insurance Series Growth II Fund is to seek capital appreciation by investing primarily in common stocks and convertible securities of small and medium sized growth companies (market capitalization up to $4 billion) that are considered to have an outlook for strong earnings growth.

        LARGE-CAP GROWTH FUND. The investment objective of the PBHG Insurance Series Large-Cap Growth Fund is to seek long-term growth of capital by investing primarily in common stocks of large capitalization companies (market capitalization in excess of $1 billion) that are considered to have an outlook for strong growth in earnings and potential for capital appreciation.

        TECHNOLOGY & COMMUNICATIONS FUND. The investment objective of the PBHG Insurance Series Technology & Communications Fund is to seek long-term growth of capital by investing primarily in common stocks of companies which rely extensively on technology or communications in their product development or operations, or which may be experiencing exceptional growth in sales and earnings driven by technology or communications-related products and services.

        Pilgrim Baxter & Associates, Ltd. serves as the investment advisor to each of these funds.


        THERE IS NO ASSURANCE THAT ANY OF THESE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

        INVESTMENTS IN THESE FUNDS ARE NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT OR ANY OTHER ENTITY OR PERSON.

        Since each of the Funds is available to separate accounts of other insurance companies offering variable annuity and variable life products, and certain Funds may be available to qualified pension and retirement plans, there is a possibility that a material conflict may arise between the interests of the Separate Account and one or more other separate accounts or plans investing in the Fund. In the event of a material conflict, the affected insurance companies and plans will take any necessary steps to resolve the matter, including stopping their separate accounts from investing in the particular Fund. See the Funds' prospectuses for greater detail.

        Additional information concerning the investment objectives and policies of each Fund, the investment advisory services and administrative services of each Fund and charges of each Fund can be found in the




________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        current prospectus for each Fund which accompany this Prospectus. THE APPROPRIATE FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PURCHASE PAYMENTS TO, OR TRANSFERS AMONG, THE SUB-ACCOUNTS.

ADDITIONS, DELETIONS, OR SUBSTITUTIONS

        The Company does not control the Funds and cannot guarantee that any of the Sub-Accounts or any of the Funds will always be available for allocation of Purchase Payments or transfers. The Company retains the right to make changes in the Separate Account and its investments.

        The Company reserves the right to eliminate the shares of any Fund held by a Sub-Account and to substitute shares of another investment company for the shares of any Fund, if the shares of that Fund are no longer available for investment or if, in the Company's judgment, investment in any Fund would be inappropriate in view of the purposes of the Separate Account. To the extent required by the Investment Company Act of 1940, as amended ("1940 Act"), or other applicable law, a substitution of shares attributable to the Owner's interest in a Sub-Account will not be made without prior notice to the Owner and the prior approval of the Securities and Exchange Commission. Nothing contained herein shall prevent the Separate Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable policies on the basis of requests made by Owners.

        New Sub-Accounts may be established when, in the sole discretion of the Company, marketing, tax, investment or other conditions so warrant. Any new Sub-Accounts will be made available to existing Owners on a basis to be determined by the Company. Each additional Sub-Account will purchase shares in a Fund or in another mutual fund or investment vehicle. The Company may also eliminate one or more Sub-Accounts, if in its sole discretion, marketing, tax, investment or other conditions so warrant. In the event any Sub-Account is eliminated, the Company will notify Owners and request a re-allocation of the amounts invested in the eliminated Sub-Account.

        In the event of any substitution or change, the Company may make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more separate accounts.


                                  PERFORMANCE INFORMATION

        From time to time, the Company may advertise yields and/or total returns for the Sub-Accounts. THESE FIGURES ARE BASED ON HISTORICAL INFORMATION AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. For a description of the methods used to determine yield and total return, see the Statement of Additional Information.

YIELD DATA

        The yield of the Money Market Sub-Account refers to the annualized income generated by an investment in that Sub-Account over a specified seven-day period. The Company may also advertise the effective yield of the Money Market Sub-Account which is calculated similarly but, when annualized, the income earned by an investment in that Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

        The yield of a Sub-Account other than the Money Market Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day period.


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        The yield calculations do not reflect the effect of any CDSC or premium taxes that may be applicable to a particular Contract which would reduce the yield of that Contract.

TOTAL RETURN DATA

        The average annual total return of a Sub-Account refers to return quotations assuming an investment has been held in the Sub-Account for various periods of time including, but not limited to, a period measured from the date the Sub-Account commenced operations. When a Sub-Account has been in operation for one, five and ten years, respectively, the average annual total return presented will be presented for these periods, although other periods may also be provided. The average annual total return quotations reflect the deduction of all applicable charges except for premium taxes. In addition to average annual total return for a Sub-Account, the Company may provide cumulative total return and/or other non-standardized total return for the Sub-Account. Total return data that does not reflect the CDSC and other nonrecurring charges will be higher than the total return realized by an investor who incurs the charges.

        Reports and promotional literature may contain the ranking of any Sub-Account derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc., VARDS, IBC/Donoghue's Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard & Poor's Indices, Dow Jones Industrial Average, and other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria. The Company may compare the performance of a Sub-Account with applicable indices and/or industry averages. Performance information may present the effects of tax-deferred compounding on Sub-Account investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include comparisons of investment return on a tax-deferred basis with currently taxable investment return.

        The Company may also advertise performance figures for the Sub-Accounts based on the performance of a Fund prior to the time the Separate Account commenced operations.


        ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK] AND THE SEPARATE ACCOUNT

ANNUITY INVESTORS LIFE INSURANCE COMPANY

        Annuity Investors Life Insurance Company (the "Company"), formerly known as Carillon Life Insurance Company, is a stock life insurance company. It was incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of fixed and variable annuity policies.

        The Company is a wholly-owned subsidiary of Great American[REGISTERED TRADEMARK] Life Insurance Company which is a wholly-owned subsidiary of American Annuity Group[SERVICEMARK], Inc., a publicly traded insurance holding company. That company is in turn indirectly controlled by American Financial Group, Inc., a publicly traded holding company.

        The home office of the Company is located at 250 East Fifth Street, Cincinnati, Ohio 45202.

PUBLISHED RATINGS

        The Company may from time to time publish in advertisements, sales literature and reports to Owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company and should not be considered as reflecting on the

________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        investment performance of assets held in the Separate Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of the Company as measured by Standard & Poor's or Duff & Phelps may be referred to in advertisements or sales literature or in reports to Owners. These ratings are opinions of those agencies as to an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate
        Account or the degree of risk associated with an investment in the Separate Account.

THE SEPARATE ACCOUNT

        Annuity Investors[REGISTERED TRADEMARK] Variable Account B was estab-lished by the Company as an insurance company separate account under the laws of the State of Ohio on December 19, 1996, pursuant to resolutions of the Company's Board of Directors. The Separate Account is registered with the Securities and Exchange Commission under the 1940 Act as a unit investment trust. However, the Securities and Exchange Commission does not supervise the management or the investment practices or policies of the Separate Account.

        The assets of the Separate Account are owned by the Company but they are held separately from the other assets of the Company. The Ohio Revised Code provides that the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Company's general account assets or any other separate account maintained by the Company.

        Under Ohio law, the assets of the Separate Account will be held for the exclusive benefit of Owners of, and the persons entitled to payment under, the Contracts offered by this Prospectus and under all other contracts which provide for accumulated values or dollar amount payments to reflect investment results of the Separate Account. The obligations arising under the Contracts are obligations of the Company.

        The Separate Account is divided into Sub-Accounts, each of which invests solely in a specific corresponding Fund. (See "THE FUNDS," page __.) Changes to the Sub-Accounts may be made at the discretion of the Company. (See "Additions, Deletions, or Substitutions," page __.)


                                     THE FIXED ACCOUNT

        The Fixed Account is a part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933, nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interest therein is generally subject to the provisions of these Acts, and the staff of the Securities and Exchange Commission does not generally review the disclosures in the prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account and the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

        The Company has sole discretion to invest the assets of the Fixed Account, subject to applicable law. The Company delegates the investment of the assets of the Fixed Account to American Money Management Corporation. Allocation of any amounts to the Fixed Account does not entitle Owners to share directly in the investment experience of these assets. The Company assumes the risk of investment gain or loss on the

________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



        portion of the Account Value allocated to the Fixed Account. All assets held in the general account are subject to the Company's general liabilities from business operations.

FIXED ACCOUNT OPTIONS

        There are currently five options under the Fixed Account: the Fixed Accumulation Account option; and the guarantee period options referred to in the Contract as the Fixed Account options One-Year, Three-Year, Five-Year, and Seven-Year Guarantee Period, respectively. Different Fixed Account options may be offered by the Company at any time. Purchase Payments allocated and amounts transferred to the Fixed Account options accumulate interest at the applicable current interest rate declared by the Company's Board of Directors, and if applicable, for the duration of the guarantee period selected.

        The Company guarantees a minimum rate of interest for the Fixed Account options. The guaranteed rate is 3% per year, compounded annually.


RENEWAL OF FIXED ACCOUNT OPTIONS

        The following provisions apply to all Fixed Account options except the Fixed Accumulation Account option.

        At the end of a guarantee period, and for the thirty days immediately preceding the end of such guarantee period, the Owner may elect a new option to replace the Fixed Account option that is then expiring. The entire amount maturing may be reallocated to any of the then-current options under the Contract (including the various Sub-Accounts within the Separate Account), except that a Fixed Account option with a guarantee period that would extend past the Annuity Commencement Date may not be selected. In particular, in the case of renewals occurring within one year of such Commencement Date, the only Fixed Account option available is the Fixed Accumulation Account option.

        If the Owner does not specify a new Fixed Account option in accordance with the preceding paragraph, the Owner will be deemed to have elected the same Fixed Account option as is expiring, so long as the guarantee period of such option does not extend beyond the Annuity Commencement Date. In the event that such a period would extend beyond the Annuity Commencement Date, the Owner will be deemed to have selected the Fixed Account option with the longest available guarantee period that expires prior to the Annuity Commencement Date, or, failing that, the Fixed Accumulation Account Option.


                                       THE CONTRACT

        The Contract is an individual flexible premium deferred annuity. The rights and benefits are described below and in the Contract. The Company reserves the right to make any modification to conform the Contracts to, or give the Owner the benefit of, any applicable law. The obligations under the Contracts are obligations of the Company.

        Fixed Account Values, Variable Account Values, benefits and charges will be calculated separately for each Contract. The various administrative rules described below will apply separately to each Contract, unless otherwise noted. The Company reserves the right to terminate any Contract at any time the Account Value is less than $500. Upon the termination of a Contract, the Company will pay the Owner the Surrender Value.

RIGHT TO CANCEL

        The Owner may cancel the Contract by giving the Company written notice of cancellation and returning the Contract before midnight of the twentieth day (or longer if required by state law) following the date


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        the Owner receives the Contract. The Contract must be returned to the Company, and the required notice must be given in person, or to the agent who sold it to the Owner, or by mail. If by mail, the return of the Contract or the notice is effective on the date it is postmarked, with the proper address and with postage paid. If the Owner cancels the Contract as set forth above, the Contract will be void and the Company will refund the Purchase Payment(s) plus or minus any investment gains or losses under the Contract as of the end of the Valuation Period during which the returned Contract is received by the Company, or as otherwise required by law.


                                     PURCHASE PAYMENTS

PURCHASE PAYMENTS

        The minimum initial Purchase Payment for Qualified Contracts purchased under a periodic payment program is $50; for other Qualified Contracts, $2,000; for Non-Qualified Contracts purchased under a periodic payment program, $100; and for other Non-Qualified Contracts, $5,000. Both Contracts require each subsequent Purchase Payment to be at least $50. Purchase Payments and tax-free transfers or rollovers may be sent to the Company at its Administrative Office at any time before the Annuity Commencement Date so long as the Contract has not been fully surrendered.

        Each Purchase Payment will be applied by the Company to the credit of the Owner's Account. If the application form is in good order, the Company will apply the initial Purchase Payment to an account for the Owner within two business days of receipt of the Purchase Payment at the Administrative Office. If the application form is not in good order, the Company will attempt to get the application form in good order within five business days. If the application form is not in good order at the end of this period, the Company will inform the Owner of the reason for the delay and that the Purchase Payment will be returned immediately unless he or she specifically consents to the Company keeping the Purchase Payment until the application form is in good order. Once the application form is in good order, the Purchase Payment will be applied to the Owner's Account within two business days.

        Each additional Purchase Payment is credited to a Contract as of the next Valuation Date following the receipt of such additional Purchase Payment.

        No Purchase Payment for any Contract may exceed $500,000 without prior approval of the Company.

ALLOCATION OF PURCHASE PAYMENTS

        The Company will allocate Purchase Payments to the Fixed Account options and/or to the Sub-Accounts according to instructions received by Written Request. Allocations must be made in whole percentages. The minimum Purchase Payment amount that can be allocated to a Fixed Account option other than the Fixed Accumulated Account is $2,000.


                                       ACCOUNT VALUE

        The Account Value is equal to the aggregate value of the Owner's interest in the Sub-Account(s) and the Fixed Account options as of the end of any Valuation Period. The value of the Owner's interest in all Sub- Accounts is the "Variable Account Value," and the value of the Owner's interest in all Fixed Account options is the "Fixed Account Value."



________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


FIXED ACCOUNT VALUE

        The Fixed Account Value for the Contract at any time is equal to: (a) the Purchase Payment(s) allocated to the Fixed Account; plus (b) amounts transferred to the Fixed Account; plus (c) interest credited to the Fixed Account; less (d) any charges, surrenders, deductions, amounts transferred from the Fixed Account or other adjustments made in accordance with the provisions of the Contract.

VARIABLE ACCOUNT VALUE

        Purchase Payments may be allocated among, and Account Values may be transferred to, the various Sub-Accounts within the Separate Account, subject to the provisions of the Contract governing transfers. For each Sub-Account, the Purchase Payment(s) or amounts transferred are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to each Sub-Account by the value of the Accumulation Unit for that Sub-Account at the end of the Valuation Period on which the Purchase Payment(s) or transferred amount is received.

        The following events will result in the cancellation of an appropriate number of Accumulation Units of a Sub-Account:

        (1)  transfer from a Sub-Account;

        (2)  full or partial surrender of the Variable Account Value;

        (3)  payment of a Death Benefit;

        (4)  application of the Variable Account Value to a Settlement Option;

        (5)  deduction of the Contract Maintenance Fee; or

        (6)  deduction of any Transfer Fee.

        Accumulation Units will be canceled as of the end of the Valuation Period during which the Company receives a Written Request regarding the event giving rise to such cancellation, or an applicable Commencement Date, or the end of the Valuation Period on which the Contract Maintenance Fee or Transfer Fee is due, as the case may be.

        The Variable Account Value for a Contract at any time is equal to the sum of the number of Accumulation Units for each Sub-Account attributable to that Contract multiplied by the Accumulation Unit value ("Accumulation Unit Value") for each Sub-Account at the end of the preceding Valuation Period.

ACCUMULATION UNIT VALUE

        The initial Accumulation Unit Value for each Sub-Account, with the exception of the Money Market Sub-Account, was set at $10. The initial Accumulation Unit Value for the Money Market Sub-Account was set at $1.00. Thereafter, the Accumulation Unit Value at the end of each Valuation Period is the Accumulation Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor, as described below.

NET INVESTMENT FACTOR

        The Net Investment Factor is a factor applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each



________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        Sub-Account has a Net Investment Factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit for each Sub-Account may increase or decrease. The Net Investment Factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

        (1)  is equal to:

               a. the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the applicable Valuation Period; plus

               b. the per share amount of any dividend or net capital gain distributions made by the Fund held in the Sub-Account, if the "ex-dividend" date occurs during the applicable Valuation Period; plus or minus

               c. a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the Sub-Account;

        (2)  is  the  Net  Asset  Value  per  share  of  the  Fund  held  in the
        Sub-Account,   determined  at  the  end  of  the  immediately  preceding
        Valuation Period; and

        (3) is the factor representing the Mortality and Expense Risk Charge and the Administration Charge deducted from the Sub-Account for the number of days in the applicable Valuation Period.


                                         TRANSFERS

        Prior to the applicable Commencement Date, the Owner may transfer amounts in a Sub-Account to a different Sub-Account and/or one or more of the Fixed Account options. The minimum transfer amount is $500. If the Sub-Account balance is less than $1,000 at the time of the transfer, the entire amount of the Sub-Account balance must be transferred. The Owner may also transfer amounts from any Fixed Account option to any other Fixed Account option and/or one or more of the Sub-Accounts. If a transfer is being made from a Fixed Account option pursuant to the "Renewal of Fixed Account Options" provision of the "THE FIXED ACCOUNT" section of this Prospectus, then the entire amount of that Fixed Account option subject to renewal at that time may be transferred to any one or more of the Sub-Accounts. In any other case, transfers from any Fixed Account option are subject to a cumulative limit during each Contract Year of 20% of the Fixed Account option's value as of the most recent Contract Anniversary. Fixed Account transfers are not permitted during the first Contract Year. The minimum transfer amount from any Fixed Account option is $500. The Company may from time to time change the amount available for transfer from the Fixed Accumulation Account. Amounts previously transferred from Fixed Account options to the Sub-Accounts may not be transferred back to the Fixed Account options for a period of six months from the date of transfer.

        The Company currently charges a Transfer Fee of $25 for each transfer in excess of twelve during the same Contract Year.

TELEPHONE TRANSFERS

        An Owner may place a request for all or part of the Account Value to be transferred by telephone. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted on each Valuation Date between 9:30 a.m. and 4:00 p.m. Eastern Time at
        (800) 789-6771. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day.


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        The Company will not be liable for complying with telephone instructions which the Company reasonably believes to be genuine, or for any loss, damage, cost or expense in acting on such telephone instructions. The Owner or person controlling payments will bear the risk of such loss. The Company will employ reasonable procedures to determine that telephone instructions are genuine. If the Company does not employ such procedures, the Company may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, tape recording telephone instructions.

DOLLAR COST AVERAGING

        Prior to the applicable Commencement Date, the Owner may establish automatic transfers from the Money Market Sub-Account to any other Sub-Account(s), or from the Fixed Accumulation Account to any Sub-Account(s), on a monthly or quarterly basis, by submitting to the Administrative Office a Dollar Cost Averaging Authorization Form. No Dollar Cost Averaging transfers may be made to any of the Fixed Account options. The Dollar Cost Averaging transfers will take place on the last Valuation Date of each calendar month or quarter as requested by the Owner.

        In order to be eligible for Dollar Cost Averaging, the value of the source of funds (the Money Market Sub-Account or the Fixed Accumulation Account) must be at least $10,000, and the minimum amount that may be transferred is $500.

        Dollar Cost Averaging will automatically terminate if any Dollar Cost Averaging transfer would cause the account balance of the source of the funds (the Money Market Sub-Account or the Fixed Accumulation Account) to fall below $500. At that time, the Company will then transfer the account balance of the source of the funds to the designated Sub-Account(s) in the same percentage distribution as directed in the Dollar Cost Averaging Authorization Form.

        Dollar Cost Averaging transfers will not count toward the twelve transfers permitted under the Contract without a Transfer Fee charge.

        Before electing Dollar Cost Averaging, an Owner should consider the risks involved in switching between investments available under the Contract. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits nor prevent losses in a declining market. An Owner should consider his or her financial ability to continue Dollar Cost Averaging transfers through periods of changing price levels.

        The Owner may terminate Dollar Cost Averaging services at any time, but must give the Company at least 30 days notice to change any automatic transfer instructions that are currently in place. Termination and change instructions will be accepted by telephone at (800) 789-6771. Currently, the Company does not charge a fee for Dollar Cost Averaging services.

PORTFOLIO REBALANCING

        In connection with the allocation of Purchase Payments to the Sub-Accounts, and/or the Fixed Accumulation Account, the Owner may elect to have the Company perform Portfolio Rebalancing services. The election of Portfolio Rebalancing instructs the Company to automatically transfer amounts between the Sub-Accounts and the Fixed Accumulation Account to maintain the percentage allocations selected by the Owner.

        Prior to the applicable Commencement Date, the Owner may elect Portfolio Rebalancing, by submitting to the Administrative Office a Portfolio Rebalancing Authorization Form. In order to be eligible for the Portfolio Rebalancing program, the Owner must have a minimum Account Value of $10,000. Portfolio Rebalancing transfers will take place on the last Valuation Date of each calendar quarter.


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        Portfolio Rebalancing transfers will not count toward the twelve transfers permitted under the Contract without a Transfer Fee charge.

        The Owner may terminate Portfolio Rebalancing services at any time, but must give the Company at least 30 days notice to change any automatic transfer instructions that are already in place. Termination and change instructions will be accepted by telephone at (800) 789-6771. Currently, the Company does not charge a fee for Portfolio Rebalancing services.

INTEREST SWEEP

        Prior to the applicable Commencement Date, the Owner may elect automatic transfers of the income from each Fixed Account option to the Sub-Account(s), by submitting to the Administrative Office an Interest Sweep Authorization Form. Interest Sweep transfers will take place on the last Valuation Date of each calendar quarter.

        In order to be eligible for the Interest Sweep program, the value of each Fixed Account option selected must be at least $5,000. The maximum amount that may be transferred from each Fixed Account option selected is 20% of such Fixed Account option's value per year. Any amounts transferred under the Interest Sweep program reduce the 20% maximum otherwise allowed.

        Interest Sweep transfers will not count toward the twelve transfers permitted under the Contract without a Transfer Fee charge.

        The Owner may terminate the Interest Sweep program, at any time, but must give the Company at least 30 days notice to change any automatic transfer instructions that are already in place. Termination and change instructions will be accepted by telephone at (800) 789-6771. Currently, the Company does not charge a fee for Interest Sweep services.

CHANGES BY THE COMPANY

        The Company reserves the right, in the Company's sole discretion and at any time, to terminate, suspend or modify any aspect of the transfer privileges described above without prior notice to Owners, as permitted by applicable law. The Company may also impose an annual fee or increase the current annual fee, as applicable, for any of the foregoing services in amount(s) as the Company may then determine to be reasonable for participation in the service.


                                        SURRENDERS

SURRENDER VALUE

        The Owner may surrender a Contract in full for the Surrender Value, or, partial surrenders may be made for a lesser amount, by Written Request at any time prior to the Annuity Commencement Date. The amount of any partial surrender must be at least $500. A partial surrender cannot reduce the Surrender Value to less than $500. Surrenders will be deemed to be withdrawn first from the portion of the Account Value that represents accumulated earnings and then from Purchase Payments. For purposes of the Contract, Purchase Payments are deemed to be withdrawn on a "first-in, first-out" basis.

        The amount available for surrender will be the Surrender Value at the end of the Valuation Period in which the Written Request is received.

        The Surrender Value at any time is an amount equal to:

________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


              (1) the Account Value as of the end of the applicable Valuation Period; less

              (2)   any applicable  CDSC;  less

              (3)   any outstanding loans; and less

              (4) any applicable premium tax or other taxes not previously deducted.

        On full surrender, a full Contract Maintenance Fee will also be deducted as part of the calculation of the Surrender Value. The Contract Maintenance Fee will be deducted before the application of any CDSC.

        A full or partial surrender may be subject to a CDSC as set forth in this prospectus. (See "Contingent Deferred Sales Charge ("CDSC")," page __.)

        Surrenders will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or a reduction of the Fixed Account Value. In the case of a full surrender, the Contract will be terminated.

        Surrenders may be subject to a 10% premature distribution penalty tax if made before the Owner reaches age 59 1/2, and may further be subject to federal, state or local income tax, as well as significant tax law restrictions in the case of Qualified Contracts. (See "FEDERAL TAX MATTERS," page __.)

SUSPENSION OR DELAY IN PAYMENT OF SURRENDER VALUE

        The Company has the right to suspend or delay the date of payment of a partial or full surrender of the Variable Account Value for any period:

         (1) when the New York Stock Exchange ("NYSE") is closed or trading on the NYSE is restricted;

        (2) when an emergency exists (as determined by the Securities and Exchange Commission) as a result of which (a) the disposal of securities in the Separate Account is not reasonably practicable or (b) it is not reasonably practicable to determine fairly the value of the net assets in the Separate Account; or

        (3) when the Securities and Exchange Commission so permits for the protection of security holders.

        The Company further reserves the right to delay payment of any partial or full surrender of the Fixed Account Value for up to six months after the receipt of a Written Request.

        A surrender request will be effective when all appropriate surrender request forms are received. Payments of any amounts derived from a Purchase Payment paid by check may be delayed until the check has cleared.

        SINCE THE OWNER ASSUMES THE INVESTMENT RISK AND BECAUSE CERTAIN SURRENDERS ARE SUBJECT TO A CDSC, THE TOTAL AMOUNT PAID UPON SURRENDER OF THE CONTRACT (TAKING INTO ACCOUNT ANY PRIOR SURRENDERS) MAY BE MORE OR LESS THAN THE TOTAL PURCHASE PAYMENTS.

        When Contracts offered by this Prospectus are issued in connection with retirement plans which meet the requirements of Sections 401, 403, 408 or 457 of the Code, as applicable, reference should be made to the terms of the particular plans for any additional limitations or restrictions on surrenders.

FREE WITHDRAWAL PRIVILEGE

        Subject to the provisions of the Contract, the Company will waive the CDSC, to the extent applicable, on full or partial surrenders as follows:

________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


               (1) during the first Contract Year, on an amount equal to not more than 10% of all Purchase Payments received; and

               (2) during the second and succeeding Contract Years, on an amount equal to not more than the greater of: (a) Accumulated Earnings (Account Value in excess of Purchase Payments); or (b) 10% of Account Value as of the last Contract Anniversary.

        If the Free Withdrawal Privilege is not exercised during a Contract Year, it does not carry over to the next Contract Year.

SYSTEMATIC WITHDRAWAL

        Prior to the applicable Commencement Date, the Owner, by Written Request to the Administrative Office, may elect to automatically withdraw money from the Fixed Account and/or the Sub-Accounts. To be eligible for the Systematic Withdrawal program, the Account Value must be at least $10,000 at the time of election. The minimum monthly amount that can be withdrawn is $100. Systematic withdrawals will be subject to the CDSC to the extent the amount withdrawn exceeds the Free Withdrawal Privilege (See "CHARGES AND DEDUCTIONS," page __.) The Owner may begin or discontinue systematic withdrawals at any time by Written Request to the Company, but at least 30 days notice must be given to change any systematic withdrawal instructions that are currently in place. The Company reserves the right to discontinue offering systematic withdrawals at any time. Currently, the Company does not charge a fee for Systematic Withdrawal services. However, the Company reserves the right to impose an annual fee in such amount as the Company may then determine to be reasonable for participation in the Systematic Withdrawal program.

        Systematic withdrawals may have tax consequences or may be limited by tax law restrictions. (See "FEDERAL TAX MATTERS," page __.)


                                   CONTRACT LOANS

        If permitted under the Contract, an Owner may obtain a loan using his or her interest under such Contract as the only security for the loan. Loans are subject to provisions of the Code. A tax adviser should be consulted prior to exercising loan privileges. Loan provisions are described in the loan endorsement to the Contract.

        The amount of any loan will be deducted from any Death Benefit. In addition, a loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of the investment options will only apply to the unborrowed portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on amounts held in the loan account while the loan is outstanding, the Account Value will not increase as rapidly as it would if no loan were outstanding. If investment results are below that rate, the Account Value will be higher than it would have been if no loan had been outstanding.


                                       DEATH BENEFIT

WHEN A DEATH BENEFIT WILL BE PAID

        A Death Benefit will be paid under the Contract if:

        (1) the Owner or the joint owner, if any, dies before the Annuity Commencement Date and before the Contract is fully surrendered;

________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        (2)    the Death Benefit Valuation Date has occurred; and

        (3)    a spouse does not become the Successor Owner.

        If a Death Benefit becomes payable:

        (1)    it will be in lieu of all other benefits under the Contract; and

        (2) all other rights under the Contract will be terminated except for rights related to the Death Benefit.

        Only one Death Benefit will be paid under the Contract.

DEATH BENEFIT VALUES

        If the Owner dies before attaining age 80 and before the Annuity Commencement Date, the Death Benefit is an amount equal to the greatest of:

        (1) the Account Value on the Death Benefit Valuation Date, less any applicable premium tax or other taxes not previously deducted, less any partial surrenders, and less any outstanding loans;

        (2) the total Purchase Payment(s), less any applicable premium tax or other taxes not previously deducted, less any partial surrenders, and less any outstanding loans, compounded at 3% annually; or

        (3) the largest Death Benefit amount on any Contract Anniversary prior to death that is an exact multiple of five and occurs prior to the Death Benefit Valuation Date, less any applicable premium tax or other taxes not previously deducted, less any partial surrenders after such Death Benefit was determined, and less any outstanding loans.

        If the Owner dies after attaining Age 80 and before the Annuity Commencement Date, the Death Benefit is an amount equal to the greatest of:

        (1) the Account Value on the Death Benefit Valuation Date, less any applicable premium tax or other taxes not previously deducted, less any partial surrenders, and less any outstanding loans;

        (2) the total Purchase Payment(s), less any applicable premium tax or other taxes not previously deducted, less any partial surrenders, and less any outstanding loans, compounded at 3% annually through the Contract Anniversary Date prior to the Owner's 80th birthday; or

        (3) the largest Death Benefit amount on any Contract Anniversary prior to death that is both an exact multiple of five and occurs prior to the date on which the Owner attained Age 80, less any applicable premium tax or other taxes not previously deducted, less any partial surrenders after such Death Benefit was determined, and less any outstanding loans.

        In any event, if the Contract is issued after any Owner has attained age 80, and any Owner dies before the Annuity Commencement Date, the amount of the Death Benefit will be the greater of:

        (1) the Account Value on the Death Benefit Valuation Date, less any applicable premium tax or other taxes not previously deducted, less any partial surrenders, and less any outstanding loans; or

        (2) the total Purchase Payment(s), less any applicable premium tax or other taxes not previously deducted, less any partial surrenders, and less any outstanding loans.


_______________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


DEATH BENEFIT COMMENCEMENT DATE

        The Beneficiary may designate the Death Benefit Commencement Date by Written Request within one year of the Owner's death. If no designation is made, then the Death Benefit Commencement Date will be one year after the Owner's death.

FORM OF DEATH BENEFIT

        Death Benefit payments will be Fixed Dollar Benefit payments made monthly in accordance with the terms of Option A with a period certain of 48 months under the "SETTLEMENT OPTIONS" section of this prospectus. (See page __.)

        In lieu of that, the Owner may elect at any time before his or her death to have Death Benefit payments made in one lump sum or pursuant to any available settlement option under the "SETTLEMENT OPTIONS" section of this prospectus. If the Owner does not make any such election, the Beneficiary may make that election at any time after the Owner's death and before the Death Benefit Commencement Date.

BENEFICIARY

        Non-Qualified Contracts may be jointly owned by two people. If there is a joint owner and that joint owner survives the Owner, the joint owner is the Beneficiary, regardless of any designation made by the Owner. If there is no surviving joint owner, and in the case of Qualified Contracts, the Beneficiary is the person or persons so designated in the application, if any, or under the Change of Beneficiary provision of the Contract. If the Owner has not designated a Beneficiary, or if no Beneficiary designated by the Owner survives the Owner, then the Beneficiary will be the Owner's estate.


                                  CHARGES AND DEDUCTIONS

        There are two types of charges and deductions. First, there are charges assessed under the Contract. These charges include the CDSC, the Administration Charge, the Mortality and Expense Risk Charge, Premium Taxes and Transfer Fees. All of these charges are described below and some may not be applicable to every Contract. Second, there are Fund expenses for fund management fees and administration expenses. These fees are described in the prospectus and statement of additional information for each Fund.

CONTINGENT DEFERRED SALES CHARGE ("CDSC")

        No deduction for front-end sales charges is made from Purchase Payments. However, the Company may deduct a CDSC of up to 7% of Purchase Payments on certain surrenders to partially cover certain expenses incurred by the Company relating to the sale of the Contract, including commissions paid, the costs of preparation of sales literature and other promotional costs and acquisition expenses.

        The CDSC applies to and is calculated separately for each Purchase Payment. The CDSC percentage varies according to the number of full years elapsed between the date of receipt of a Purchase Payment and the date a Written Request for surrender is made. The amount of the CDSC is determined by multiplying the amount withdrawn subject to the CDSC by the CDSC percentage in accordance with the following table. Surrenders will be applied first to accumulated earnings (which may be surrendered without charge) and then to Purchase Payments on a first-in, first-out basis.


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


==============================================================================
   Number of Full Years Elapsed
     Between Date of Receipt
       of Purchase Payment               Contingent Deferred Sales Charge
    and Date Written Request               as a Percentage of Associated
     for Surrender Received                 Purchase Payment Surrendered
--------------------------------------------------------------------------------
              0                                          7%
------------------------------------------------------------------------------
              1                                          6%
------------------------------------------------------------------------------
              2                                          5%
------------------------------------------------------------------------------
              3                                          4%
------------------------------------------------------------------------------
              4                                          3%
------------------------------------------------------------------------------
              5                                          2%
------------------------------------------------------------------------------
              6                                          1%
------------------------------------------------------------------------------
          7 or more                                      0%
==============================================================================


        In no event shall the CDSC assessed against the Contract exceed 7% of the aggregate Purchase Payment(s).

        Any Purchase Payments that have been held by the Company for at least seven years may be surrendered free of any CDSC. The CDSC will not be imposed on amounts surrendered under the Free Withdrawal Privilege. (See "Free Withdrawal Privilege," page __.)

        No CDSC is assessed upon payment of the Death Benefit.

        The CDSC will be waived upon surrender if: (i) all or part of the Account Value is applied to the purchase of an annuity from the Company for life or for a noncommutable period of five years or more; or (ii) the Contract is modified by the Long-Term Care Waiver Rider and the Owner is confined in a licensed Hospital or Long- Term Care Facility, as those terms are defined in the Rider, for at least 90 days beginning on or after the first Contract Anniversary. This Rider may not be available in all jurisdictions. Also, the CDSC will be waived if the Owner has been determined by the Social Security Administration to be "disabled" as that term is defined in the Social Security Act of 1935, as amended.

        The CDSC may be reduced or waived in connection with certain Contracts where the Company incurs reduced sales and servicing expenses, such as Contracts offered to active employees of the Company or any of its subsidiaries and/or affiliates.

        In addition, for Contracts qualified under Section 403(b) of the Code, the CDSC will be waived if (i) the Owner incurs a separation from service, has attained age 55 and has held the Contract for at least seven years; or (ii) the Owner has held the Contract for fifteen years or more.

        The Company reserves the right to terminate, suspend or modify waivers of the CDSC, without prior notice to Owners, as permitted by applicable law.

MAINTENANCE AND ADMINISTRATION CHARGES

        On each Contract Anniversary, the Company deducts an annual Contract Maintenance Fee as partial compensation for expenses relating to the issue and maintenance of the Contract, and the Separate Account. The annual Contract Maintenance Fee is $30. This Contract Maintenance Fee is not assessed against Fixed Account options. If the Contract is surrendered in full on any day other than on the Contract Anniversary, the Contract Maintenance Fee will be deducted in full at the time of such surrender. If a Variable Annuity Benefit is elected, a portion of the $30 annual Contract Maintenance Fee will be deducted from each Benefit Payment.

_______________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        The Company will waive the Contract Maintenance Fee if the Account Value is equal to or greater than $40,000 on the date of the assessment of the charge. The Contract Maintenance Fee may also be waived in connection with certain Contracts where the Company incurs reduced Contract issuance and maintenance expenses, such as Contracts offered to active employees of the Company or any of its subsidiaries, and/or affiliates.

        The Company imposes an Administration Charge to reimburse the Company for those administrative expenses attributable to the Contract and the Separate Account which exceed the revenues received from the Contract Maintenance Fee and any Transfer Fee. For this Administration Charge, the Company makes a daily charge equal to .000411% corresponding to an effective annual rate of 0.15% of the daily Net Asset Value of each Sub-Account in the Separate Account. This Administration Charge is not assessed against Fixed Account options.

        The Company has set the Administration Charge and the Contract Maintenance Fee at levels such that the Company will recover no more than the anticipated and estimated costs associated with administering the Contract and Separate Account. The Company does not expect to make a profit from either the Administration Charge or the Contract Maintenance Fee. The Company guarantees that it will not increase the Administration Charge or the Contract Maintenance Fee.

MORTALITY AND EXPENSE RISK CHARGE

        The Company imposes a Mortality and Expense Risk Charge as compensation for bearing certain mortality and expense risks under the Contract. For assuming these risks, the Company makes a daily charge equal to .003403% corresponding to an effective annual rate of 1.25% of the daily Net Asset Value of each Sub-Account in the Separate Account. The Company estimates that the mortality risk component of this charge is 0.75% of the daily Net Asset Value of each Sub-Account and the expense risk component is 0.50%. In connection with certain Contracts where the Company incurs reduced sales and servicing expenses, such as Contracts offered to active employees of the Company or any of its subsidiaries and/or affiliates, the Company may offer a Contract with a Mortality and Expense Risk Charge equal to an effective annual rate of 0.95%. This is equal to a daily charge of 0.002590%. The Company estimates that for these Contracts, the mortality risk component of this charge is 0.75% of the daily Net Asset Value of each Sub-Account and the expense risk component is 0.20%. The Mortality and Expense Risk Charge is imposed before the Annuity Commencement Date and after the Annuity Commencement Date if a Variable Annuity Benefit is selected. The Company guarantees that the Mortality and Expense Risk Charge will never increase for a Contract. The Mortality and Expense Risk Charge is reflected in the Accumulation Unit values for each Sub-Account. The Mortality and Expense Risk Charge is not assessed against Fixed Account options.

        The mortality risks assumed by the Company arise from its contractual obligations to make annuity payments (determined in accordance with the annuity tables and other provisions contained in the Contract) and to pay Death Benefits prior to the Annuity Commencement Date.

        The Company also bears substantial risk in connection with the Death Benefit before the Annuity Commencement Date, since in certain circumstances the Company may be obligated to pay a larger Death Benefit amount than the then-existing Account Value of the Contract.

        The expense risk assumed by the Company is the risk that the Company's actual expenses in administering the Contracts and the Separate Account will exceed the amount recovered through the Contract Maintenance Fees and Transfer Fees.

        If the Mortality and Expense Risk Charge is insufficient to cover actual costs and risks assumed, the loss will fall on the Company. Conversely, if this charge is more than sufficient, any excess will be profit to the Company. Currently, the Company expects a profit from this charge.

________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        The Company recognizes that the CDSC may not generate sufficient funds to pay the cost of distributing the Contracts. To the extent that the CDSC is insufficient to cover the actual cost of Contract distribution, the deficiency will be met from the Company's general corporate assets which may include amounts, if any, derived from the Mortality and Expense Risk Charge.

PREMIUM TAXES

        Certain state and local governments impose premium taxes. These taxes currently range up to 5.0% depending upon the jurisdiction. The Company, in its sole discretion and in compliance with any applicable state law, will determine the method used to recover premium tax expenses incurred. The Company will deduct any applicable premium taxes from the Account
        Value either upon death, surrender, annuitization, or at the time Purchase Payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

TRANSFER FEE

        The Company currently imposes a $25 fee for each transfer in excess of twelve in a single Contract Year. The Company will deduct the charge from the amount transferred. Transfers associated with Dollar Cost Averaging, Interest Sweep and Automatic Rebalancing programs do not currently incur a Transfer Fee and do not count toward the twelve annual transfers currently permitted under the Contract without a Transfer Fee.

FUND EXPENSES

        The value of the assets in the Separate Account reflects the value of Fund shares and therefore the fees and expenses paid by each Fund. The annual expenses of each Fund are set out in the "Summary of Expenses" tables at the front of this Prospectus. A complete description of the fees, expenses, and deductions from the Funds are found in the respective prospectuses for the Funds. (See "THE FUNDS," page __.)


                                    SETTLEMENT OPTIONS

ANNUITY COMMENCEMENT DATE

        The Annuity Commencement Date is shown on the Contract Specifications page. The Owner may change the Annuity Commencement Date by Written Request made at least 30 days prior to the date that Annuity Benefit payments are scheduled to begin. In no event can the Annuity Commencement Date be later than the Contract Anniversary following the 95th birthday of the eldest Owner.

ELECTION OF SETTLEMENT OPTION

        If the Owner is alive on the Annuity Commencement Date and unless otherwise directed, the Company will apply the Account Value, less premium taxes, if any, according to the Settlement Option elected.

        If no election has been made on the Annuity Commencement Date, the Company will begin payments based on Settlement Option B (Life Annuity with Payments for at Least a Fixed Period), described below, with a fixed period of 120 monthly payments assured.


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


BENEFIT PAYMENTS

        Benefit Payments may be calculated and paid: (1) as a Fixed Dollar Benefit; (2) as a Variable Dollar Benefit; or (3) as a combination of both.

        If only a Fixed Dollar Benefit is to be paid, the Company will transfer all of the Account Value to the Company's general account on the applicable Commencement Date, or on the Death Benefit Valuation Date (if applicable). Similarly, if only a Variable Dollar Benefit is elected, the Company will transfer all of the Account Value to the Sub-Accounts as of the end of the Valuation Period immediately prior to the applicable Commencement Date; the Company will allocate the amount transferred among the Sub-Accounts in accordance with a Written Request. No transfers between the Fixed Dollar Benefit and the Variable Dollar Benefit will be allowed after the Commencement Date. However, after the Variable Dollar Benefit has been paid for at least twelve months, the person controlling payments may, no more than once each twelve months thereafter, transfer all or part of the Benefit Units upon which the Variable Dollar Benefit is based from the Sub-Account(s) then held, to Benefit Units in different Sub-Account(s).

        If a Variable Dollar Benefit is elected, the amount to be applied under that benefit is the Variable Account Value as of the end of the Valuation Period immediately preceding the applicable Commencement Date. If a Fixed Dollar Benefit is to be paid, the amount to be applied under that benefit is the Fixed Account Value as of the applicable
        Commencement Date, or as of the Death Benefit Valuation Date (if applicable).

FIXED DOLLAR BENEFIT

        Fixed Dollar Benefit payments are determined by multiplying the Fixed Account Value (expressed in thousands of dollars and after deduction of any fees and charges, loans, or applicable premium tax not previously deducted) by the amount of the monthly payment per $1,000 of value obtained from the Settlement Option Table for the settlement option elected. Fixed Dollar Benefit payments will remain level for the duration of the payment period.

        If at the time a Fixed Dollar Benefit is elected, the Company has available options or rates on a more favorable basis than those guaranteed, the higher benefits shall be applied and shall not change for as long as that election remains in force.

VARIABLE DOLLAR BENEFIT

        The first monthly Variable Dollar Benefit payment is equal to the Owner's Variable Account Value (expressed in thousands of dollars and after deduction of any fees and charges, loans, or applicable premium tax not previously deducted) as of the end of the Valuation Period immediately preceding the applicable Commencement Date multiplied by the amount of the monthly payment per $1,000 of value obtained from the Settlement Option Table for the Benefit Payment option elected less the pro rata portion of the Contract Maintenance Fee.

        The number of Benefit Units in each Sub-Account held by the Owner is determined by dividing the dollar amount of the first monthly Variable Dollar Benefit payment from each Sub-Account by the Benefit Unit Value for that Sub-Account as of the applicable Commencement Date. The number of Benefit Units remains fixed during the payment period, except as a result of any transfers among Sub-Accounts after the applicable Commencement Date.

        The dollar amount of the second and any subsequent Variable Dollar Benefit payment will reflect the investment performance of the Sub-Account(s) selected and may vary from month to month. The total amount of the second and any subsequent Variable Dollar Benefit payment will be equal to the sum of the payments from each Sub-Account less a


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


        pro rata portion of the Contract Maintenance Fee. Where an Owner elects a Variable Dollar Benefit, there is a risk that only one Benefit Payment will be made under any settlement option, if: (i) at the end of the applicable Valuation Period, the Owner's Variable Account Value has declined to zero; or (ii) the person on whose life Benefit Payments are based dies prior to the second Benefit Payment.

        The payment from each Sub-Account is found by multiplying the number of Benefit Units held in each Sub- Account by the Benefit Unit Value for that Sub-Account as of the end of the fifth Valuation Period preceding the due date of the payment.

        The Benefit Unit Value for each Sub-Account is originally established in the same manner as Accumulation Unit values. Thereafter, the Benefit
        Unit Value for a Sub-Account is determined by multiplying the Benefit Unit Value as of the end of the preceding Valuation Period by the Net Investment Factor, determined as set forth above under "Accumulation Unit Value", for the Valuation Period just ended. The product is then multiplied by the assumed daily investment factor (0.99991781), for the number of days in the Valuation Period. The factor is based on the assumed net investment rate of 3% per year, compounded annually that is reflected in the Settlement Option Tables.

SETTLEMENT OPTIONS

        OPTION A:     INCOME FOR A FIXED PERIOD
                      -------------------------

                      The Company will make periodic payments for a fixed period. The first payment will be paid as of the last day of the initial Payment Interval. The maximum time over which payments will be made by the Company or money will be held by the Company is 30 years. The Option A Table applies to this Option.

        OPTION B:     LIFE ANNUITY WITH PAYMENTS FOR AT LEAST A FIXED PERIOD
                      ------------------------------------------------------

                      The Company will make periodic payments for at least a fixed period. If the person on whose life Benefit Payments are based lives longer than the fixed period, then the Company will make payments until his or her death. The first payment will be paid as of the first day of the initial Payment Interval. The Option B Table applies to this Option.


        OPTION C:     JOINT AND ONE-HALF SURVIVOR ANNUITY
                      -----------------------------------

                      The Company will make periodic payments until the death of the primary person on whose life Benefit Payments are based; thereafter, the Company will make one-half of the periodic payment until the death of the secondary person on whose life Benefit Payments are based. The Company will require Due Proof of Death of the primary person on whose life Benefit Payments are based. The first payment will be paid as of the first day of the initial Payment Interval. The Option C Table applies to this Option.

        OPTION D:     ANY OTHER FORM
                      --------------

                      The Company will make periodic payments in any other form of settlement option which is acceptable to us at the time of an election.

MINIMUM AMOUNTS

        Presently, the minimum amount of a Benefit Payment under any settlement option is $50. If an Owner selects a Payment Interval under which a



________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



        Benefit Payment would be less than $50, the Company will advise the the Owner that a new Payment Interval must be selected so that the Benefit Payment will be at least $50. Generally, monthly, quarterly, semi-annual and annual Payment Intervals are available. From time to time, the Company may require Benefit Payments to be made by direct deposit or wire transfer to the account of a designated payee.

        Minimum amounts, Payment Intervals and other terms and conditions may be modified by the Company at any time without prior notice to Owners, as permitted by applicable law. If the Company changes the minimum amounts, the Company may change any current or future payment amounts and/or Payment Intervals to conform with the change. More than one settlement option may be elected if the requirements for each settlement option elected are satisfied. Once payment begins under a settlement option, the settlement option may not be changed.

        All factors, values, benefits and reserves under the Contract will not be less than those required by the law of the state in which the Contract is delivered.

SETTLEMENT OPTION TABLES

        The Settlement Option Tables in Appendix A show the payments that the Company will make at sample Payment Intervals for each $1,000 applied at the guaranteed interest rate.

        Rates for monthly payments for ages or fixed periods not shown in the Settlement Option Tables will be calculated on the same basis as those shown and may be obtained from the Company. Fixed periods shorter than five years are not available, except as a Death Benefit Settlement Option.


                                    GENERAL PROVISIONS

NON-PARTICIPATING

        The Contract does not pay dividends or share in the Company's divisible surplus.

MISSTATEMENT

        If the age and/or sex of a person on whose life Benefit Payments are based is misstated, the payments or other benefits under the Contract shall be adjusted to the amount which would have been payable based on the correct age and/or sex. If the Company made any underpayments based on any misstatement, the amount of any underpayment with interest shall be immediately paid in one sum. In addition to any other remedies that may be available at law or at equity, the Company may deduct any overpayments made, with interest, from any succeeding payment(s) due under the Contract.

PROOF OF EXISTENCE AND AGE

        The Company may require proof of age and/or sex of any person on whose life Benefit Payments are based.

DISCHARGE OF LIABILITY

        Upon payment of any partial or full surrender, or any Benefit Payment, the Company shall be discharged from all liability to the extent of each such payment.



________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


TRANSFER OF OWNERSHIP

        NON-QUALIFIED CONTRACT

        The Owner of a Non-Qualified Contract may transfer ownership at any time during his or her lifetime. Any such transfer is subject to the following:

               1)     it must be made by Written Request; and
               2) unless otherwise elected or required by law, it will not cancel a designation of an Annuitant or Beneficiary or any settlement option election previously made.

        QUALIFIED CONTRACT

        The Owner of a Qualified Contract may not transfer ownership.

ASSIGNMENT

        NON-QUALIFIED CONTRACT

        The Owner of a Non-Qualified Contract may assign all or any part of his or her rights under the Contract except rights to:

               (1)  designate or change a Beneficiary;
               (2)  designate or change an Annuitant;
               (3)  transfer  ownership;  and
               (4)  elect a settlement option.

        The person to whom an assignment is made is called an assignee.

        The Company is not responsible for the validity of any assignment. An assignment must be in writing and must be received at the Administrative Office of the Company. The Company will not be bound by an assignment until the Company acknowledges it. An assignment is subject to any payment made or any action the Company takes before the Company acknowledges it. An assignment may be ended only by the assignee or as provided by law.

        QUALIFIED CONTRACT

        The Owner of a Qualified Contract may not assign or in any way alienate his or her interest under the Contract.

ANNUAL REPORT

        At least once each Contract Year, the Company will provide a report of the Contract's current values and any other information required by law, until the first to occur of the following:

             1)     the date the Contract is fully surrendered;
             2)     the Annuity Commencement Date; or
             3)     the date a Death Benefit becomes payable under the Contract.


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



INCONTESTABILITY

        No Contract shall be contestable by the Company.


ENTIRE CONTRACT

        The Company issues the Contract in consideration and acceptance of the payment of the initial Purchase Payment. In those states that require a written application, a copy of the application will be attached to and become part of the Contract. Only statements in the application, if any, or made elsewhere by the Owner in consideration for the Contract will be used to void the Owner's interest under the Contract, or to defend a claim based on it. Such statements are representations and not warranties.

CHANGES -- WAIVERS

        No changes or waivers of the terms of the Contract are valid unless made in writing by the Company's President, Vice President, or Secretary. The Company reserves the right both to administer and to change the provisions of the Contract to conform to any applicable laws, regulations or rulings issued by a governmental agency.

NOTICES AND DIRECTIONS

        The Company will not be bound by any authorization, election or notice which is not made by Written Request.

        Any written notice requirement by the Company to the Owner will be satisfied by the mailing of any such required written notice, by first-class mail, to the Owner's last known address as shown on the Company's records.


                                    FEDERAL TAX MATTERS

INTRODUCTION

        The  following  discussion  is a  general  description  of  federal  tax considerations relating to the Contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about tax implications should consult a competent tax advisor before initiating any transaction. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

        The Contract may be purchased on a tax-qualified or non-tax-qualified basis. Qualified Contracts are designed for use in connection with plans entitled to special income tax treatment under Section 401, 403, or 408 of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, on Benefit Payments, and on the economic benefit to the Owner or the Beneficiary may depend on the type of Contract and the tax status of the individual concerned. Certain requirements must be satisfied in purchasing a Qualified Contract and receiving distributions from such a Contract in order to continue to receive favorable tax treatment. The Company makes no attempt to provide more than general


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


         information about use of Contracts with the various types of tax-qualified arrangements. Owners and Beneficiaries are cautioned that the rights of any person to any benefits may be subject to the terms and conditions of the tax-qualified arrangement, regardless of the terms and conditions of the Contract. Some tax-qualified arrangements are subject to distribution and other requirements that are not incorporated in the administration of the Contract. Owners are responsible for determining that contributions, distributions and other transactions with respect to Qualified Contracts satisfy applicable law. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of the Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Contract. The Statement of Additional Information discusses the requirements for qualifying as an annuity.

TAXATION OF ANNUITIES IN GENERAL

        Section 72 of the Code governs taxation of annuities in general. The Company believes that the Owner who is a natural person generally is not taxed on increases in the value of an Account until distribution occurs by withdrawing all or part of the Account Value (E.G., surrenders or annuity payments under the Settlement Option elected.) The taxable portion of a distribution (in the form of a single sum payment or an annuity) is generally taxable as ordinary income.

         The following discussion generally applies to a Contract owned by a natural person.

SURRENDERS

        QUALIFIED CONTRACTS

               In the case of a surrender under a Contract, other than Systematic Withdrawal Option payments treated as Annuity Benefit Payments for tax purposes, a pro rata portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit under the annuity. The "investment in the contract" generally equals the amount of any non-deductible and/or non-excludable Purchase Payments paid by or on behalf of any individual. Special tax rules may be available for certain distributions from a Qualified Contract.

        NON-QUALIFIED CONTRACTS

               In the case of a surrender under a Non-Qualified Contract, the amount recovered is taxable to the extent that the Account Value immediately before the surrender, reduced by any applicable charges, exceeds the "investment in the contract" at such time.

ANNUITY BENEFIT PAYMENTS

        Although the tax consequences may vary depending on the Settlement Option elected under the Contract, in general, only the portion of a Benefit Payment that represents the amount by which the Account Value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional Benefit Payments is taxable. For Variable Dollar Benefit Payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. For Fixed Dollar Benefit Payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Benefit Payments for the term of the payments; however, the remainder of each Benefit Payment is taxable. In either case, once the "investment in the contract" has been fully recovered, the full amount of any additional Benefit Payments is taxable. If Benefit Payments cease as a result of an


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


         Owner's death before full recovery of the "investment in the contract,"
         consult  a  competent  tax  adviser  regarding   deductibility  of  the
         unrecovered amount.

PENALTY TAX

        In general, a 10% premature distribution penalty tax applies to the taxable portion of a distribution from a Contract prior to age 59 1/2. Exceptions to this penalty tax are available to distributions made on account of disability, death, and certain payments for life and life expectancy. Certain other exceptions may apply depending on the tax-qualification of the Contract involved. A 25% premature distribution penalty tax applies to certain distributions from a Savings Incentive Match Plan for Employees (SIMPLE) IRA described in Section 408(p) of the Code.

TAXATION OF DEATH BENEFIT PROCEEDS

        Amounts may be distributed under a Contract because of the death of an Owner. Generally such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above, or (2) if distributed under a Settlement Option, they are taxed in the same manner as Annuity Benefit Payments, as described above.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF THE CONTRACT

        A transfer of ownership or an assignment of a Contract, the designation of an Annuitant who is not also the Owner, or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein.

QUALIFIED CONTRACTS - GENERAL

        The Qualified Contract is designed for use with several types of retirement plans. The tax rules applicable to Owner and Beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan.

TEXAS OPTIONAL RETIREMENT PROGRAM

        Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interests in a variable annuity policy issued under the ORP only upon: (1) termination of employment in the Texas public institutions of higher education; (2) retirement; (3) attainment of age 70 1/2; or (4) death.
        Section 830.205 of the Texas Government Code provides that benefits under the optional retirement program vest after one year of participation. Accordingly, an Account Value cannot be withdrawn or distributed without written certification from the employer of the ORP participant's vesting status and, if the participant is living and under age 70 1/2, the participant's retirement or other termination from employment.

INDIVIDUAL RETIREMENT ANNUITIES

        Code sections 219 and 408 permit individuals or their employers to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". Under applicable limitations, certain amounts may be contributed to an IRA that are deductible from an individual's gross income. Employers also may establish a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) to provide IRA contributions on behalf of their employees.

________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



TAX-SHELTERED ANNUITIES

        Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Subject to certain limits, such contributions are not includable in the gross income of the employee until the employee receives distributions under the Contract. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, separates from service, becomes disabled, incurs a hardship, or dies.

PENSION AND PROFIT SHARING PLANS

        Code section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans.

CERTAIN DEFERRED COMPENSATION PLANS

        Governmental and other tax-exempt employers may invest in annuity contracts in connection with deferred compensation plans established for the benefit of their employees under Section 457 of the Code. Other employers may invest in annuity contracts in connection with non-qualified deferred compensation plans established for the benefit of their employees. Under these plans, contributions made for the benefit of the employees generally will not be includable in the employees' gross income until distributed from the plan.

WITHHOLDING

        Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Federal withholding at a flat 20% of the taxable part of the distribution is required if the distribution is eligible for rollover and the distribution is not paid as a direct rollover. In other cases, recipients generally are provided the opportunity to elect not to have tax withheld from distributions.

POSSIBLE CHANGES IN TAXATION

        There is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

OTHER TAX CONSEQUENCES

        As noted above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change.
        Federal estate and gift tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the Contract depend on the circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



GENERAL

        At the time the initial Purchase Payment is paid, a prospective purchaser must specify whether the purchase is a Qualified Contract or a Non-Qualified Contract. If the initial Purchase Payment is derived from an exchange or surrender of another annuity contract, the Company may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity contract. The Company will require that persons purchase separate Contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Contract will require the minimum initial Purchase Payment stated above. Additional Purchase Payments under a Contract must qualify for the same federal income tax treatment as the initial Purchase Payment under the Contract; the Company will not accept an additional Purchase Payment under a Contract if the federal income tax treatment of such Purchase Payment would be different from that of the initial Purchase Payment.


                               DISTRIBUTION OF THE CONTRACT

        AAG Securities, Inc. ("AAG Securities"), an affiliate of the Company, is the principal underwriter and distributor of the Contracts. AAG
        Securities may also serve as an underwriter and distributor of other contracts issued through the Separate Account and certain other Separate Accounts of the Company and any affiliates of the Company. AAG Securities is a wholly-owned subsidiary of American Annuity Group[SERVICEMARK], Inc., a publicly traded company which is an indirect subsidiary of American Financial Group, Inc. AAG Securities is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal offices are located at 250 East Fifth Street, Cincinnati, Ohio 45202. The Company pays AAG Securities for acting as underwriter under a distribution agreement.

        AAG Securities sells Contracts through its registered representatives. In addition, AAG Securities may enter into sales agreements with other broker-dealers to solicit applications for the Contracts through registered representatives who are licensed to sell securities and variable insurance products. These agreements provide that applications for the Contracts may be solicited by registered representatives of the broker-dealers appointed by the Company to sell its variable life insurance and variable annuities. These broker-dealers are registered with the Securities and Exchange Commission and are members of the NASD. The registered representatives are authorized under applicable state regulations to sell variable annuities.

        The Company or AAG Securities may pay commissions to registered representatives of AAG Securities and other broker-dealers of up to 8.5% of Purchase Payments made under the Contracts ("Commissions"). These Commissions are reduced by one-half for Contracts issued to Owners over age 75. When permitted by state law and in exchange for lower initial Commissions, AAG Securities and/or the Company may pay trail commissions to registered representatives of AAG Securities and to other broker-dealers. Trail commissions are not expected to exceed 1% of the Account Value of a Contract on an annual basis. To the extent permissible under current law, the Company and/or AAG Securities may pay production, persistency and managerial bonuses as well as other promotional incentives, in cash or other compensation, to registered representatives of AAG Securities and/or other broker-dealers.


                                     LEGAL PROCEEDINGS

        There are no pending legal proceedings affecting the Separate Account or AAG Securities. The Company is involved in various kinds of routine litigation which, in management's judgment, are not of material importance to the Company's assets or the Separate Account.



________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



                                  VOTING RIGHTS

        To the extent required by applicable law, all Fund shares held in the Separate Account will be voted by the Company at regular and special shareholder meetings of the respective Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Account. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if the Company determines that it is allowed to vote all shares in its own right, the Company may elect to do so.

         The person with the voting interest is the Owner, or the person controlling payments, if different from the Owner. The number of votes which are available will be calculated separately for each Sub-Account. Before the Annuity Commencement Date, that number will be determined by applying the Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. The Owner, or the person controlling payments, if different from the Owner, holds a voting interest in each Sub-Account to which the Account Value is allocated. After the Annuity Commencement Date, the number of votes decreases as Annuity Payments are made and as the number of Accumulation Units for a Contract decreases.

        The number of votes of a Fund will be determined as of the date coincident with the date established by that Fund for shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective Funds.

        Shares as to which no timely instructions are received and shares held by the Company as to which Owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in the Sub-Account. Voting instructions to abstain on any item will be applied on a pro rata basis to reduce the votes eligible to be cast.

        Each person or entity having a voting interest in a Sub-Account will receive proxy material, reports and other material relating to the appropriate Fund.

         It should be noted that the Funds are not required to hold annual or other regular meetings of shareholders.


                                   AVAILABLE INFORMATION

        The Company has filed a registration statement (the Registration Statement) with the Securities and Exchange Commission under the Securities Act of 1933 relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company or the Contracts. Statements contained in this Prospectus, as to the content of the Contracts and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments filed as exhibits to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Commission, located at 450 Fifth Street, N.W., Washington, D.C.


________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________


                            STATEMENT OF ADDITIONAL INFORMATION

        A Statement of Additional Information is available which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:


                                     TABLE OF CONTENTS
________________________________________________________________________________


                                                                           Page

ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK].............  1
    General Information and History........................................  1
    State Regulation.......................................................  1

SERVICES...................................................................  1
    Safekeeping of Separate Account Assets.................................  1
    Records and Reports....................................................  2
    Experts................................................................  2

DISTRIBUTION OF THE CONTRACTS..............................................  2

CALCULATION OF PERFORMANCE INFORMATION.....................................  2
    Money Market Sub-Account Standardized Yield Calculation................  2
    Other Sub-Account Standardized Yield Calculation.......................  3
    Standardized Total Return Calculation..................................  4
    Hypothetical Performance Data..........................................  4
    Other Performance Data.................................................  5

FEDERAL TAX MATTERS........................................................  6
    Taxation of the Company................................................  7
    Tax Status of the Contract.............................................  7

FINANCIAL STATEMENTS.......................................................  8





________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



________________________________________________________________________________

        Copies of the Statement of Additional Information dated are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: Annuity Investors Life Insurance Company[REGISTERED TRADEMARK], P.O. Box 5423, Cincinnati, Ohio 45201-5423.


Name:

Address:

City:

State:

Zip:

















________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



                                                                  APPENDIX A

QUALIFIED CONTRACTS
                                                 OPTION A TABLE -- INCOME FOR A FIXED PERIOD
                                         Payments for fixed number of years for each $1,000 applied.

   ;
--------------------------------------------------------------------------------------------------------------------------------
Terms of  Annual  Semi-   Quar-            Terms of  Annual  Semi   Quar-   Monthly  Terms of  Annual  Semi-   Quar-    Monthly
Payments          Annual  terly   Monthly  Payments         Annual  terly            Payments          Annual  terly
--------------------------------------------------------------------------------------------------------------------------------
 Years                                      Years                                     Years


   6     184.60   91.62    45.64   15.18     11     108.08   53.64   26.72    8.88      16     79.61   39.51   19.68     6.54

   7     160.51   79.66    39.68   13.20     12     100.46   49.86   24.84    8.26      17     75.95   37.70   18.78     6.24

   8     142.46   70.70    35.22   11.71     13     94.03    46.67   23.25    7.73      18     72.71   36.09   17.98     5.98

   9     128.43   63.74    31.75   10.56     14     88.53    43.94   21.89    7.28      19     69.81   34.65   17.26     5.74

   10    117.23   58.18    28.98    9.64     15     83.77    41.57   20.71    6.89      20     67.22   33.36   16.62     5.53
--------------------------------------------------------------------------------------------------------------------------------





















________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________





                         OPTION B TABLES - LIFE ANNUITY
                    With Payments For At Least A Fixed Period

----------------------------------------------------------------------
                   60        120           180            240
                 Months     Months        Months         Months
----------------------------------------------------------------------
   Age
----------------------------------------------------------------------
    55           $4.42      $4.39         $4.32           $4.22
    56            4.51       4.47          4.40            4.29
    57            4.61       4.56          4.48            4.35
    58            4.71       4.65          4.56            4.42
    59            4.81       4.75          4.64            4.49
    60            4.92       4.86          4.73            4.55
    61            5.04       4.97          4.83            4.62
    62            5.17       5.08          4.92            4.69
    63            5.31       5.20          5.02            4.76
    64            5.45       5.33          5.12            4.83
    65            5.61       5.46          5.22            4.89
    66            5.77       5.60          5.33            4.96
    67            5.94       5.75          5.43            5.02
    68            6.13       5.91          5.54            5.08
    69            6.33       6.07          5.65            5.14
    70            6.54       6.23          5.76            5.19
    71            6.76       6.41          5.86            5.24
    72            7.00       6.58          5.96            5.28
    73            7.26       6.77          6.06            5.32
    74            7.53       6.95          6.16            5.35
----------------------------------------------------------------------









________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________




                            OPTION C TABLE - JOINT AND ONE-HALF SURVIVOR ANNUITY
                    Monthly payments for each $1,000 of proceeds by ages of persons named*.

-------------------------------------------------------------------------------------------------------------
  PRIMARY                                             Secondary Age
    AGE
           --------------------------------------------------------------------------------------------------
               60       61       62       63       64       65        66      67       68        69      70
-------------------------------------------------------------------------------------------------------------
    60        $4.56   $4.58    $4.61    $4.63    $4.65     $4.67    $4.69   $4.71     $4.73    $4.75   $4.76
    61         4.63    4.66     4.69     4.71     4.73      4.76     4.78    4.80      4.82     4.84    4.86
    62         4.71    4.74     4.77     4.80     4.82      4.85     4.87    4.90      4.92     4.94    4.96
    63         4.79    4.82     4.85     4.88     4.91      4.94     4.97    5.00      5.02     5.05    5.07
    64         4.88    4.91     4.94     4.98     5.01      5.04     5.07    5.10      5.13     5.15    5.18
    65         4.96    5.00     5.03     5.07     5.11      5.14     5.17    5.20      5.24     5.27    5.30
    66         5.05    5.09     5.13     5.17     5.21      5.24     5.28    5.32      5.35     5.38    5.42
    67         5.14    5.18     5.23     5.27     5.31      5.35     5.39    5.43      5.47     5.51    5.54
    68         5.23    5.28     5.33     5.37     5.42      5.46     5.50    5.55      5.59     5.63    5.67
    69         5.33    5.38     5.43     5.48     5.53      5.57     5.62    5.67      5.72     5.76    5.81
    70         5.43    5.48     5.53     5.59     5.64      5.69     5.74    5.80      5.85     5.90    5.95
-------------------------------------------------------------------------------------------------------------

*Payments after the death of the Primary Payee will be one-half of the amount shown.



NON-QUALIFIED CONTRACTS

                                 OPTION  A TABLE  -  INCOME  FOR A FIXED  PERIOD
                         Payments  for fixed  number  of years  for each  $1,000 applied.

--------------------------------------------------------------------------------------------------------------------------------
Terms of  Annual  Semi-   Quar-   Monthly  Terms of  Annual   Semi-  Quar-  Monthly  Terms of   Annual  Semi-   Quar-   Monthly
Payments          Annual  terly            Payments          Annual  terly           Payments           Annual  terly
--------------------------------------------------------------------------------------------------------------------------------
 Years                                      Years                                     Years

   6      184.60  91.62    45.64   15.18     11     108.08   53.64   26.72    8.88      16     79.61    39.51   19.68     6.54

   7      160.51  79.66    39.68   13.20     12     100.46   49.86   24.84    8.26      17     75.95    37.70   18.78     6.24

   8      142.46  70.70    35.22   11.71     13     94.03    46.67   23.25    7.73      18     72.71    36.09   17.98     5.98

   9      128.43  63.74    31.75   10.56     14     88.53    43.94   21.89    7.28      19     69.81    34.65   17.26     5.74

   10     117.23  58.18    28.98    9.64     15     83.77    41.57   20.71    6.89      20     67.22    33.36   16.62     5.53
--------------------------------------------------------------------------------------------------------------------------------



________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________




                      OPTION B TABLES - LIFE ANNUITY
                 With Payments For At Least A Fixed Period

----------------------------------------------------------------------
   MALE          60           120           180            240
               Months        Months        Months         Months
----------------------------------------------------------------------
   Age
----------------------------------------------------------------------
    55          $4.68         $4.62         $4.53           $4.39
    56           4.78          4.72          4.61            4.45
    57           4.89          4.82          4.69            4.51
    58           5.00          4.92          4.78            4.58
    59           5.12          5.03          4.87            4.64
    60           5.25          5.14          4.96            4.71
    61           5.39          5.26          5.06            4.78
    62           5.53          5.39          5.16            4.84
    63           5.69          5.52          5.26            4.90
    64           5.85          5.66          5.36            4.96
    65           6.03          5.81          5.46            5.02
    66           6.21          5.96          5.56            5.08
    67           6.41          6.11          5.66            5.13
    68           6.62          6.28          5.76            5.18
    69           6.84          6.44          5.86            5.23
    70           7.07          6.61          5.96            5.27
    71           7.32          6.78          6.05            5.31
    72           7.58          6.96          6.14            5.34
    73           7.85          7.14          6.23            5.37
    74           8.14          7.32          6.31            5.40
-------------------------------------------------------------------



________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________



                        OPTION B TABLES (CONTINUED)

-----------------------------------------------------------------------
  FEMALE          60            120           180            240
                Months        Months        Months         Months
-----------------------------------------------------------------------
    Age
-----------------------------------------------------------------------
    55          $4.25         $4.22         $4.18           $4.10
    56           4.33          4.30          4.25            4.17
    57           4.41          4.38          4.32            4.23
    58           4.50          4.47          4.40            4.30
    59          04.60          4.56          4.48            4.37
    60           4.70          4.66          4.57            4.44
    61           4.81          4.76          4.66            4.51
    62           4.93          4.86          4.75            4.58
    63           5.05          4.98          4.85            4.65
    64           5.18          5.10          4.95            4.72
    65           5.32          5.22          5.05            4.79
    66           5.47          5.36          5.16            4.86
    67           5.63          5.50          5.26            4.93
    68           5.80          5.65          5.37            5.00
    69           5.98          5.80          5.49            5.06
    70           6.18          5.96          5.60            5.12
    71           6.39          6.14          5.71            5.18
    72           6.62          6.31          5.83            5.23
    73           6.86          6.50          5.94            5.28
    74           7.12          6.69          6.04            5.32
-------------------------------------------------------------------



________________________________________________________________________________

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY                          PROSPECTUS
________________________________________________________________________________




                                 OPTION C TABLE - JOINT AND ONE-HALF SURVIVOR ANNUITY
                   Monthly  payments  for each  $1,000  of  proceeds  by ages of persons named*.

------------------------------------------------------------------------------------------------------------
   MALE                                            Female Secondary Age
  PRIMARY
    AGE
           -------------------------------------------------------------------------------------------------
               60       61       62       63       64       65        66      67       68       69     70
------------------------------------------------------------------------------------------------------------

    60       $4.70   $4.73    $4.76    $4.79    $4.82     $4.85    $4.88   $4.91     $4.94    $4.96   $4.99
    61        4.78    4.81     4.84     4.88     4.91      4.94     4.97    5.00      5.03     5.06    5.09
    62        4.86    4.89     4.93     4.96     5.00      5.03     5.07    5.10      5.13     5.16    5.19
    63        4.94    4.97     5.01     5.05     5.09      5.13     5.16    5.20      5.24     5.27    5.31
    64        5.02    5.06     5.10     5.14     5.18      5.23     5.27    5.31      5.34     5.38    5.42
    65        5.10    5.15     5.19     5.24     5.28      5.33     5.37    5.41      5.46     5.50    5.54
    66        5.19    5.24     5.28     5.33     5.38      5.43     4.84    5.52      5.57     5.62    5.66
    67        5.28    5.33     5.38     5.43     5.48      5.53     5.59    5.64      5.69     5.74    5.79
    68        5.37    5.42     5.48     5.53     5.59      5.64     5.70    5.75      5.81     5.86    5.92
    69        5.46    5.52     5.57     5.63     5.69      5.75     5.81    5.87      5.93     5.99    6.05
    70        5.55    5.61     5.67     5.74     5.80      5.86     5.93    5.99      6.06     6.12    6.19
------------------------------------------------------------------------------------------------------------

* Payments after the death of the Primary Payee will be one-half of the amount shown.



                   Monthly payments for each $1,000 of proceeds by ages of persons named*.

--------------------------------------------------------------------------------------------------------------
    MALE                                             Female Primary Age
  SECONDARY
     AGE
             --------------------------------------------------------------------------------------------------
                60       61      62       63       64       65        66      67       68        69      70
---------------------------------------------------------------------------------------------------------------
     60       $4.46    $4.54   $4.62     $4.71   $4.79     $4.88    $4.98   $5.07     $5.17    $5.27   $5.38
     61        4.48     4.56    4.65      4.73    4.82      4.91     5.01    5.11      5.21     5.31    5.42
     62        4.50     4.58    4.67      4.75    4.85      4.94     5.04    5.14      5.25     5.36    5.47
     63        4.52     4.60    4.69      4.78    4.87      4.97     5.07    5.17      5.28     5.40    5.51
     64        4.53     4.62    4.71      4.80    4.90      5.00     5.10    5.21      5.32     5.44    5.56
     65        4.55     4.63    4.72      4.82    4.92      5.02     5.13    5.24      5.35     5.48    5.60
     66        4.56     4.65    4.74      4.84    4.94      5.05     5.16    5.27      5.39     5.51    5.64
     67        4.57     4.66    4.76      4.86    4.96      5.07     5.18    5.30      5.42     5.55    5.68
     68        4.59     4.68    4.78      4.88    4.98      5.09     5.21    5.33      5.45     5.59    5.72
     69        4.60     4.69    4.79      4.89    5.00      5.11     5.23    5.36      5.48     5.62    5.76
     70        4.61     4.70    4.80      4.91    5.02      5.13     5.25    5.38      5.51     5.65    5.80
-------------------------------------------------------------------------------------------------------------

* Payments after the death of the Primary Payee will be one-half of the amount shown.


________________________________________________________________________________

                   Subject to Completion: Dated _______, 1997

           ANNUITY INVESTORS[REGISTERED TRADEMARK] VARIABLE ACCOUNT B
                                       of
         ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]
                       STATEMENT OF ADDITIONAL INFORMATION
                                       for
                      The Commodore Navigator[SERVICEMARK]
             Individual Flexible Premium Deferred Annuity Issued by
                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
           P.O. Box 5423, Cincinnati, Ohio 45201-5423, (800) 789-6771


The Statement of Additional Information expands upon subjects discussed in the current Prospectus for The Commodore Navigator, Individual Flexible Premium Deferred Annuity Contract (the "Contract") offered by Annuity Investors Life Insurance Company. A copy of the Prospectus dated ______________, 1997, as supplemented from time to time, may be obtained free of charge by writing to Annuity Investors Life Insurance Company, Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423. Terms used in the current Prospectus for the Contract are incorporated in this Statement of Additional Information.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT.



Dated _____________, 1997



INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE
SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                TABLE OF CONTENTS
________________________________________________________________________________

                                                                            Page



ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK].............  1
         General Information and History...................................  1
         State Regulation..................................................  1

SERVICES ..................................................................  1
         Safekeeping of Separate Account Assets............................  1
         Records and Reports...............................................  2
         Experts  .........................................................  2

DISTRIBUTION OF THE CONTRACTS..............................................  2

CALCULATION OF PERFORMANCE INFORMATION.....................................  2
         Money Market Sub-Account Standardized Yield Calculation...........  2
         Other Sub-Account Standardized Yield Calculations.................  3
         Standardized Total Return Calculation.............................  4
         Hypothetical Performance Data.....................................  4
         Other Performance Data............................................  5

FEDERAL TAX MATTERS........................................................  6
         Taxation of the Company...........................................  7
         Tax Status of the Contract........................................  7

FINANCIAL STATEMENTS.......................................................  8

The following information supplements the information in the Prospectus about the Contract. Terms used in this Statement of Additional Information have the same meaning as in the Prospectus.


         ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED TRADEMARK]

GENERAL INFORMATION AND HISTORY

Annuity Investors Life Insurance Company (the "Company"), formerly known as Carillon Life Insurance Company, is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The name change occurred in the state of domicile on April 12, 1995. The Company is principally engaged in the sale of fixed and variable annuity policies.

The Company was acquired in November, 1994, by American Annuity Group[SERVICEMARK], Inc. ("AAG") a Delaware corporation that is a publicly traded insurance holding company. Great American Insurance Company[REGISTERED TRADEMARK] ("GAIC"), an Ohio corporation, owns 80% of the common stock of AAG. GAIC is a multi-line insurance carrier and a wholly-owned subsidiary of Great American[REGISTERED TRADEMARK] Holding Company ("GAHC"), an Ohio corporation. GAHC is a wholly-owned subsidiary of American Financial Corporation ("AFC"), an Ohio corporation. AFC is a wholly-owned subsidiary of American Financial Group, Inc. ("AFG"), an Ohio corporation that owns 1% of the common stock of AAG. AFG is a publicly traded holding company which is engaged, through its subsidiaries, in financial businesses that include annuities, insurance and portfolio investing, and non-financial businesses including food products.

STATE REGULATION

The Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate. The availability of certain Contract rights and provisions depends on state approval and/or filing and review processes in each such jurisdiction. Where required by law or regulation, the Contract will be modified accordingly.


                                    SERVICES

SAFEKEEPING OF SEPARATE ACCOUNT ASSETS

Title to assets of the Separate Account is held by the Company. The Separate Account assets are segregated from the Company's general account assets. Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

Title to assets of the Fixed Account is held by the Company together with the Company's general account assets.


________________________________________________________________________________

RECORDS AND REPORTS

All records and accounts relating to the Fixed Account and the Separate Account will be maintained by the Company. As presently required by the provisions of the Investment Company Act of 1940, as amended ("1940 Act"), and rules and regulations promulgated thereunder which pertain to the Separate Account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to each Owner semi-annually at the Owner's last known address.

EXPERTS

The statutory-basis financial statements of the Company included in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon also appearing elsewhere herein. Such statutory-basis financial statements have been included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                          DISTRIBUTION OF THE CONTRACTS

The offering of the Contracts is expected to be continuous, and the Company does not anticipate discontinuing the offering of the Contracts. However, the Company reserves the right to discontinue the offering of the Contracts.


                     CALCULATION OF PERFORMANCE INFORMATION

MONEY MARKET SUB-ACCOUNT STANDARDIZED YIELD CALCULATION

In accordance with rules and regulations adopted by the Securities and Exchange Commission, the Company computes the Money Market Sub-Account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one unit of the Money Market Sub-Account at the beginning of such seven-day period, dividing such net change in the value of the hypothetical account by the value of the hypothetical account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in the value of the hypothetical account reflects the deductions for the Mortality and Expense Risk and Administration Charges and income and expenses accrued during the period. Because of these deductions, the yield for the Money Market Sub-Account of the Separate Account will be lower than the yield for the Money Market Fund or any comparable substitute funding vehicle.


________________________________________________________________________________

The Securities and Exchange Commission also permits the Company to disclose the effective yield of the Money Market Sub-Account for the same seven-day period, determined on a compounded basis. The effective yield is calculated according to the following formula:

                                           365/7
EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)     ]- 1

The yield on amounts held in the Money Market Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund or substitute funding vehicle, the types and quality of portfolio securities held by the Money Market Fund or substitute funding vehicle, and operating expenses. IN ADDITION, THE YIELD FIGURES DO NOT REFLECT THE EFFECT OF ANY CONTINGENT DEFERRED SALES CHARGE ("CDSC") (OF UP TO 7% OF PURCHASE PAYMENTS) THAT MAY BE APPLICABLE ON SURRENDER.

OTHER SUB-ACCOUNT STANDARDIZED YIELD CALCULATIONS

The Company may from time to time disclose the current annualized yield of one or more of the Sub-Accounts (other than the Money Market Sub-Account) for 30-day periods. The annualized yield of a Sub-Account refers to the income generated by the Sub-Account over a specified 30-day period. Because this yield is annualized, the yield generated by a Sub-Account during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the price per unit on the last day of the period, according to the following formula:

                                       a-b     6
                           YIELD = 2[(-----+ 1) - 1]
                                        cd

Where:

           a =    net  investment   income  earned  during  the  period  by  the
                  Portfolio attributable to the shares owned by the Sub-Account.

           b = expenses for the Sub-Account accrued for the period (net of reimbursements).

           c = the average daily number of Accumulation Units outstanding during the period.

           d = the maximum offering price per Accumulation Unit on the last day of the period.

Net investment income will be determined in accordance with rules and regulations established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all Contracts. The yield calculations do not reflect the effect of any CDSC that may be applicable


________________________________________________________________________________
to a particular Contract. CDSCs range from 7% to 0% of the Purchase Payments withdrawn depending on the elapsed time since the receipt of such Purchase Payments.

Because of the charges and deductions imposed by the Separate Account, the yield for a Sub-Account will be lower than the yield for the corresponding Fund. The yield on amounts held in a Sub-Account normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. The Sub-Account's actual yield will be affected by the types and quality of portfolio securities held by the Fund and its operating expenses.

STANDARDIZED TOTAL RETURN CALCULATION

The Company may from time to time also disclose average annual total returns for one or more of the Sub-Accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equal the initial amount invested to the ending redeemable value, according to the following formula:

        n
P(1 + T) = ERV

Where

         P        =        a hypothetical initial payment of $1,000.

         T        =        average annual total return.

         n        =        number of years.

         ERV      =        "ending  redeemable value" of a hypothetical  $1,000
                           payment made at the beginning of the one, five or ten- year period at the end of the one, five, or ten-year period (or fractional portion thereof).

All recurring fees, such as the Contract Maintenance Fee and the Mortality and Expense Risk Charge, which are charged to all Contracts are recognized in the ending redeemable value. The average annual total return calculations will reflect the effect of any CDSCs that may be applicable to a particular period.

HYPOTHETICAL PERFORMANCE DATA

The Company may also disclose "hypothetical" performance data for a Sub-Account, for periods BEFORE the Sub-Account commenced operations. Such performance information for the Sub-Account will be calculated based on the performance of the corresponding Fund and the assumption that the Sub-Account was in existence for the same periods as those indicated for the Fund, with a level of Contract charges currently in effect. The Fund used for these calculations will be the actual Fund in which the Sub-Account invests.


________________________________________________________________________________

This type of hypothetical performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the Contract is not surrendered (i.e., with no deduction for a CDSC) or assuming that the Contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable CDSC).

OTHER PERFORMANCE DATA

The Company may from time to time disclose other non-standardized total return in conjunction with the standardized performance data described above. Non-standardized data may reflect no CDSC or present performance data for a period other than that required by the standardized format. The Company may from time to time also disclose cumulative total return calculated using the following formula assuming that the CDSC percentage is 0%:

CTR = (ERV/P) - 1

Where:

         CTR   =     the cumulative  total return net of  Sub-Account  recurring charges for the period.

         ERV   =     ending redeemable value of a hypothetical $1,000 payment at the beginning of the one, five or ten-year period at the end of the one, five or ten-year period (or fractional portion thereof).

         P     =     a hypothetical initial payment of $1,000.

All non-standardized performance data will be advertised only if the requisite standardized performance data is also disclosed.

The Contracts may be compared in advertising materials to Certificates of Deposit ("CDs") or other investments issued by banks or other depository institutions. Variable annuities differ from bank investments in several respects. For example, variable annuities may offer higher potential returns than CDs. However, unless you have elected to invest in only the Fixed Account Options, the Company does not guarantee your return. Also, none of your investments under the Contract, whether allocated to the Fixed Account or a Sub-Account, are FDIC-insured.

Advertising materials for the Contracts may, from time to time, address retirement needs and investing for retirement, the usefulness of a tax-qualified retirement plan, saving for college, or other investment goals. Advertising materials for the Contracts may discuss, generally, the advantages of investing in a variable annuity and the Contract's particular features and their desirability and may compare Contract features with those of other variable annuities and investment products of other issuers. Advertising materials may also include a discussion of the balancing of risk and return in connection with the selection of investment options under the Contract and investment



________________________________________________________________________________
alternatives generally, as well as a discussion of the risks and attributes associated with the investment options under the Contract. A description of the tax advantages associated with the Contract, including the effects of tax-deferral under a variable annuity or retirement plan generally, may be included as well. Advertising materials for the Contracts may quote or reprint financial or business publications and periodicals, including model portfolios or allocations, as they relate to current economic and political conditions, management and composition of the underlying Funds, investment philosophy, investment techniques, the desirability of owning the Contract and other products and services offered by the Company or AAG Securities, Inc. ("AAG Securities").

The Company or AAG Securities may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include: information about current economic, market and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and alternative investment strategies and plans.

Ibbotson Associates of Chicago, Illinois ("Ibbotson") provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on the Consumer Price Index), and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.

Advertising materials for the Contracts may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risk associated with the security types in any capital market may or may not correspond directly to those of the Sub-Accounts and the Funds. Advertising materials may also compare performance to that of other compilations or indices that may be developed and made available in the future.

In addition, advertising materials may quote various measures of volatility and benchmark correlations for the Sub-Accounts and the respective Funds and compare these volatility measures and correlations with those of other separate accounts and their underlying funds. Measures of volatility seek to compare a sub-account's, or its underlying fund's, historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data.


                               FEDERAL TAX MATTERS

The Contract is designed for use by individuals as a non-tax-qualified annuity (including Contracts purchased by an employer in connection with a Code Section 457 or non-qualified deferred compensation plan), and with arrangements which


________________________________________________________________________________
qualify for special tax treatment under Sections 401, 403 or 408 of the Code. The ultimate effect of federal taxes on the Account Value, on Annuity Benefits, and on the economic benefit to the Owner and/or the Beneficiary may depend on the type of retirement plan for which the Contract is purchased, on the tax and employment status of the individual concerned and on the Company's tax status. THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. Any person concerned about tax implications should consult a competent tax adviser. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of present federal income tax laws or of the current interpretations by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Separate Account is not an entity separate from the Company, and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that it will not be taxed on the Separate Account investment income and realized net capital gains to the extent that such income and gains are applied to increase the reserves under the Contracts.

Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

TAX STATUS OF THE CONTRACT

Section 817(h) of the Code requires that with respect to Non-Qualified Contracts, the investments of the Funds be "adequately diversified" in accordance with Treasury regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the Funds' assets may be invested.

In certain circumstances, Owners of individual variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control


________________________________________________________________________________
over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this Statement of Additional Information, no guidance has been issued.

The ownership rights under the Contract are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating Purchase Payments and Account Value. These differences could result in an Owner being treated as the owner of a pro-rata portion of the assets of the Separate Account and/or Fixed Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent an Owner from being considered the owner of a pro-rata share of the assets of the Separate Account.



                              FINANCIAL STATEMENTS

The Company's audited statutory-basis financial statements for the years ended December 31, 1996 and 1995 are included herein. [TO BE SUPPLIED.]

The financial statements of the Company included in this Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.


________________________________________________________________________________

PART C
OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements

         All required financial statements are included in Parts A or B of this Registration Statement.

(b)      Exhibits

         (1) Resolution of the Board of Directors of Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] authorizing establish-ment of Annuity Investors[REGISTERED TRADEMARK] Variable Account B.

         (2)      Not Applicable.

         (3)      (a)      Distribution Agreement between Annuity Investors Life
                           Insurance  Company and AAG  Securities,  Inc.  [To Be
                           Supplied.]

                  (b) Form of Selling Agreement between Annuity Investors Life Insurance Company, AAG Securities, Inc. and another Broker-Dealer.

         (4)      Individual Contract Forms and Endorsements.

                  (a)      Form  of  Qualified   Individual   Flexible   Premium
                           Deferred Annuity Contract. [To Be Supplied.]

                  (b)      Form of  Non-Qualified  Individual  Contract.  [To Be
                           Supplied.]

                  (c) Form of Loan Endorsement to Individual Contract. [To Be Supplied.]

                  (d)      Form  of  Tax  Sheltered   Annuity   Endorsement   to
                           Individual Contract. [To Be Supplied.]

                  (e) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Qualified Individual Contract. [To Be Supplied.]

                  (f) Form of Employer Plan Endorsement to Individual Contract. [To Be Supplied.]

                  (g) Form of Individual Retirement Annuity Endorsement to Individual Contract. [To Be Supplied.]


________________________________________________________________________________

                  (h) Form of Texas Optional Retirement Program Endorsement to Individual Contract. [To Be Supplied.]

                  (i) Form of Long-Term Care Waiver Rider to Individual Contract. [To Be Supplied.]

         (5)      (a)      Form of Application for Individual  Flexible  Premium
                           Deferred Annuity Contract. [To Be Supplied.]

         (6)      (a)      Articles of Incorporation  of Annuity  Investors Life
                           Insurance Company[REGISTERED TRADEMARK].

                  (b)      Code  of  Regulations   of  Annuity   Investors  Life
                           Insurance Company.

         (7)               Not Applicable

         (8)      (a)      Participation  Agreement  between  Annuity  Investors
                           Life   Insurance   Company   and   Dreyfus   Variable
                           Investment Fund. [To Be Supplied.]

                  (b) Participation Agreement between Annuity Investors Life Insurance Company and Dreyfus Stock Index Fund. [To Be Supplied.]

                  (c) Participation Agreement between Annuity Investors Life Insurance Company and The Dreyfus Socially Responsible Fund, Inc. [To Be Supplied.]

                  (d) Participation Agreement between Annuity Investors Life Insurance Company and Janus Aspen Series. [To Be Supplied.]

                  (e) Participation Agreement between Annuity Investors Life Insurance Company and Strong Variable Insurance Funds, Inc. [To Be Supplied.]

                  (f)      Participation  Agreement  between  Annuity  Investors
                           Life   Insurance   Company   and   INVESCO   Variable
                           Investment Funds, Inc. [To Be Supplied.]

                  (g)      Participation  Agreement  between  Annuity  Investors
                           Life   Insurance   Company  and  Neuberger  &  Berman
                           Advisers Management Trust Series. [To Be Supplied.]

                  (h)      Participation  Agreement  between  Annuity  Investors
                           Life  Insurance   Company  and  Pilgrim  Baxter  PBHG
                           Insurance Series Funds. [To Be Supplied.]

                  (i)      Service  Agreement  between  Annuity  Investors  Life
                           Insurance     Company    and     American     Annuity
                           Group[SERVICEMARK], Inc.


________________________________________________________________________________

                  (j)      Agreement  between  AAG  Securities,   Inc.  and  AAG
                           Insurance Agency, Inc.

                  (k) Investment Service Agreement between Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] and American Annuity Group[SERVICEMARK], Inc.

         (9)      Opinion and Consent of Counsel.

         (10)     Consent of Independent Auditors. [To Be Supplied.]

         (11)     No financial statements are omitted from Item 23.

         (12)     Not Applicable.

         (13)     Not Applicable.

         (14)     Not Applicable.







________________________________________________________________________________

ITEM 25.          DIRECTORS AND OFFICERS OF THE DEPOSITOR


                                  Principal        Positions and Offices
      Name                    Business Address       With the Company
      ----                    ----------------     ----------------------

Robert Allen Adams                  (1)            President, Director

Stephen Craig Lindner               (1)            Director

William Jack Maney, II              (1)            Assistant Treasurer and
                                                   Director

James Michael Mortensen             (1)            Executive Vice President,
                                                   Assistant Secretary and
                                                   Director

Mark Francis Muething               (1)            Senior Vice President,
                                                   Secretary, General Counsel
                                                   and Director

Jeffrey Scott Tate                  (1)            Director

Thomas Kevin Liguzinski             (1)            Senior Vice President

Charles Kent McManus                (1)            Senior Vice President

Robert Eugene Allen                 (1)            Vice President and Treasurer

Arthur Ronald Greene, III           (1)            Vice President

Betty Marie Kasprowicz              (1)            Vice President and Assistant
                                                   Secretary

Michael Joseph O'Connor             (1)            Vice President and Chief
                                                   Actuary

Lynn Edward Laswell                 (1)            Assistant Vice President and
                                                   Assistant Treasurer


====================

(1)    P.O. Box 5423, Cincinnati, Ohio  45201-5423.


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Depositor, Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] is a wholly-owned subsidiary of Great American[REGISTERED TRADEMARK] Life Insurance Company, which is a wholly-owned subsidiary of American Annuity Group[SERVICEMARK], Inc. The Registrant, Annuity Investors[REGISTERED TRADEMARK] Variable Account B, is a segregated asset account of Annuity Investors Life Insurance Company.


________________________________________________________________________________

The following chart indicates the persons controlled by or under common control with the Company. [To Be Supplied.]


ITEM 27.    NUMBER OF CONTRACT OWNERS

                  Not Applicable.

ITEM 28.    INDEMNIFICATION

(a)  The   Code  of   Regulations   of   Annuity   Investors   Life   Insurance
Company[REGISTERED TRADEMARK] provides in Article V as follows:

         The Corporation shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify any person who is or was a director or officer of the Corporation and whom it may indemnify pursuant thereto. The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other persons whom it may indemnify pursuant thereto.

Insofar as indemnification for liability arising under the Securities Act of 1933 ("1933 Act") may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

(b) The directors and officers of Annuity Investors Life Insurance Company are covered under a Directors and Officers Reimbursement Policy. Under the Reimbursement Policy, directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers, except to the extent the Company has indemnified them. In general, the term "loss" means any amount which the directors or officers are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement, omission or act by a director or officer while acting individually or collectively in their capacity as such claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $20,000,000 for the policy year ending September 1, 1997. The primary policy under the program is with National Union Fire Insurance Company of Pittsburgh, PA. in the name of American Premier Underwriters, Inc.

________________________________________________________________________________

ITEM 29.    PRINCIPAL UNDERWRITER

AAG Securities, Inc. is the underwriter and distributor of the Contracts as defined in the Investment Company Act of 1940 ("1940 Act").

(a) AAG Securities, Inc. does not act as a principal underwriter, depositor, sponsor or investment adviser for any investment company other than Annuity Investors[REGISTERED TRADEMARK] Variable Account B.

(b)     Directors and Officers of AAG Securities, Inc.


Name and Principal                        Position with
Business Address                          AAG Securities, Inc.
------------------                        ---------------------

Thomas Kevin Liguzinski (1)               Chief Executive Officer and Director

Mark Francis Muething (1)                 Vice President, Secretary and
                                          Director

William Jack Maney, II (1)                Director

Jeffrey Scott Tate (1)                    Director

James Lee Henderson (1)                   President

Andrew Conrad Bambeck, III (1)            Vice President

William Claire Bair, Jr. (1)              Treasurer

=======================

(1)  250 East Fifth Street, Cincinnati, Ohio  45202

(c)  Not applicable.


ITEM 30.    LOCATION OF ACCOUNTS AND RECORDS

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Lynn E. Laswell, Assistant Vice President of the Company, at the Administrative Office.




________________________________________________________________________________

ITEM 31.    MANAGEMENT SERVICES

Not applicable.


ITEM 32.    UNDERTAKINGS

(a) Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

(b) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(c) Registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(d) Registrant undertakes to deliver any Prospectus and Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.


________________________________________________________________________________

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned in the City of Cincinnati, State of Ohio on the 23th day of December, 1996.

                                   ANNUITY INVESTORS[REGISTERED TRADEMARK]
                                   VARIABLE ACCOUNT B (REGISTRANT)


                                   By: /s/ Robert Allen Adams
                                       ---------------------------------------
                                            Robert Allen Adams
                                            Chairman of the Board, President
                                            and Director, Annuity Investors
                                            Life Insurance Company[REGISTERED
                                            TRADEMARK]


                                   ANNUITY INVESTORS LIFE INSURANCE COMPANY
                                   (DEPOSITOR)


                                   By: /s/ Robert Allen Adams
                                       ---------------------------------------
                                            Robert Allen Adams
                                            Chairman of the Board, President
                                            and Director


         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Robert Allen Adams
---------------------------     Principal Executive        December 23, 1996
Robert Allen Adams              Officer, Director



/s/ Robert Eugene Allen
---------------------------     Principal Financial        December 23, 1996
Robert Eugene Allen             Officer



/s/ Lynn Edward Laswell
---------------------------     Principal Accounting       December 23, 1996
Lynn Edward Laswell             Officer



________________________________________________________________________________

/s/ Stephen Craig Lindner
---------------------------     Director                   December 23, 1996
Stephen Craig Lindner



/s/ William Jack Maney, II
---------------------------     Director                   December 23, 1996
William Jack Maney, II



/s/ James Michael Mortensen
---------------------------     Director                   December 23, 1996
James Michael Mortensen



/s/ Mark Francis Muething
---------------------------     Director                   December 23, 1996
Mark Francis Muething



/s/ Jeffrey Scott Tate
---------------------------     Director                   December 23, 1996
Jeffrey Scott Tate




________________________________________________________________________________

                                  EXHIBIT INDEX


Exhibit No.            Description of Exhibit
----------             ----------------------


(1) Resolution of the Board of Directors of Annuity Investors Life Insurance Company[REGISTERED TRADEMARK]authorizing establishment of Annuity Investors[REGISTERED TRADEMARK] Variable Account B.

(3)(b)                 Form of Selling Agreement between Annuity
                       Investors Life Insurance Company, AAG Securities, Inc. and another Broker-Dealer.

(6)(a)                 Articles of Incorporation of Annuity Investors Life
                       Insurance Company

(6)(b)                 Code of Regulations of Annuity Investors Life
                       Insurance Company

(8)(i) Service Agreement between Annuity Investors Life Insurance Company and American Annuity
                       Group[SERVICEMARK], Inc.

(8)(j)                 Agreement between AAG Securities Inc. and AAG
                       Insurance Agency, Inc.

(8)(k) Investment Service Agreement between Annuity Investors Life Insurance Company and American Annuity Group, Inc.

(9)                    Opinion and Consent of Counsel




                                      - i -